1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2007
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑      Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐      No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

Taiwan Semiconductor Manufacturing Company Limited
Financial Statements for the
Nine Months Ended September 30, 2007 and 2006 and
Independent Accountants’ Review Report

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT
The Board of Directors and Shareholders
Taiwan Semiconductor Manufacturing Company Limited
We have reviewed the accompanying balance sheets of Taiwan Semiconductor Manufacturing Company Limited as of September 30, 2007 and 2006, and the related statements of income and cash flows for the nine months then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our reviews.
We conducted our reviews in accordance with Statement on Auditing Standards No. 36 “Review of Financial Statements” issued by the Auditing Standards Committee of the Accounting Research and Development Foundation of the Republic of China. A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.
Based on our reviews, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, requirements of the Business Accounting Law and Guidelines Governing Business Accounting with respect to financial accounting standards, and accounting principles generally accepted in the Republic of China.
October 9, 2007
Notice to Readers
The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such financial statements are those generally accepted and applied in the Republic of China.
For the convenience of readers, the accountants’ review report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language accountants’ review report and financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited
BALANCE SHEETS
SEPTEMBER 30, 2007 AND 2006
(In Thousands of New Taiwan Dollars, Except Par Value)
(Reviewed, Not Audited)

	2007		2006
	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$76,504,025	13	$77,785,750	14
Financial assets at fair value through profit or loss (Notes 2, 3 and 6)	366,445	—	45,295	—
Available-for-sale financial assets (Notes 2, 3 and 7)	19,945,922	4	35,749,909	7
Held-to-maturity financial assets (Notes 2 and 8)	12,168,201	2	6,220,737	1
Receivables from related parties (Note 24)	23,833,351	4	22,030,420	4
Notes and accounts receivable	20,622,354	4	19,339,939	4
Allowance for doubtful receivables (Notes 2 and 5)	(688,972)	—	(975,705)	—
Allowance for sales returns and others (Notes 2 and 5)	(3,739,026)	(1)	(5,012,934)	(1)
Other receivables from related parties (Note 24)	505,914	—	1,042,223	—
Other financial assets	476,026	—	747,755	—
Inventories, net (Notes 2 and 9)	22,013,215	4	18,369,130	3
Deferred income tax assets (Notes 2 and 17)	3,068,708	1	2,683,412	1
Prepaid expenses and other current assets	967,180	—	704,492	—

Total current assets	176,043,343	31	178,730,423	33

LONG-TERM INVESTMENTS (Notes 2, 7, 8, 10 and 11)
Investments accounted for using equity method	111,895,495	20	84,640,267	15
Available-for-sale financial assets	4,134,882	1	4,893,355	1
Held-to-maturity financial assets	16,167,443	3	30,747,122	6
Financial assets carried at cost	747,206	—	769,411	—

Total long-term investments	132,945,026	24	121,050,155	22

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 12 and 24)
Cost
Buildings	100,832,628	18	95,576,337	17
Machinery and equipment	578,009,705	102	508,975,810	92
Office equipment	9,095,417	1	8,443,812	2

	687,937,750	121	612,995,959	111
Accumulated depreciation	(469,874,398)	(83)	(401,098,736)	(73)
Advance payments and construction in progress	20,940,284	4	21,069,769	4

Net property, plant and equipment	239,003,636	42	232,966,992	42

INTANGIBLE ASSETS
Goodwill (Note 2)	1,567,756	—	1,567,756	—
Deferred charges, net (Notes 2 and 13)	5,166,482	1	5,639,776	1

Total intangible assets	6,734,238	1	7,207,532	1

OTHER ASSETS
Deferred income tax assets (Notes 2 and 17)	10,436,868	2	10,989,791	2
Refundable deposits	2,688,320	—	83,738	—
Assets leased to others, net (Note 2)	62,845	—	68,579	—
Others	—	—	6,789	—

Total other assets	13,188,033	2	11,148,897	2

TOTAL	$567,914,276	100	$551,103,999	100

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 2, 3 and 6)	$130,828	—	$458,808	—
Accounts payable	8,722,415	1	6,641,641	1
Payables to related parties (Note 24)	3,308,642	1	3,894,488	1
Income tax payable (Notes 2 and 17)	7,395,744	1	6,535,446	1
Accrued expenses and other current liabilities (Notes 15 and 26)	11,163,015	2	7,477,769	2
Payables to contractors and equipment suppliers	10,711,333	2	15,299,614	3
Current portion of bonds payable (Note 14)	4,500,000	1	2,500,000	—

Total current liabilities	45,931,977	8	42,807,766	8

LONG-TERM LIABILITIES
Bonds payable (Note 14)	12,500,000	2	17,000,000	3
Other long-term payables (Note 15)	1,021,824	—	1,291,484	—
Other payables to related parties (Notes 24 and 26)	—	—	409,588	—

Total long-term liabilities	13,521,824	2	18,701,072	3

OTHER LIABILITIES
Accrued pension cost (Notes 2 and 16)	3,621,795	1	3,502,475	1
Guarantee deposits (Note 26)	2,560,554	1	3,680,687	1
Deferred credits (Notes 2 and 24)	1,003,256	—	1,275,872	—

Total other liabilities	7,185,605	2	8,459,034	2

Total liabilities	66,639,406	12	69,967,872	13

CAPITAL STOCK — NT$10 PAR VALUE
Authorized: 28,050,000 thousand shares in 2007
27,050,000 thousand shares in 2006
Issued: 26,426,202 thousand shares in 2007	264,262,018	47	258,258,398	47

25,825,840 thousand shares in 2006

CAPITAL SURPLUS (Notes 2 and 19)	53,713,165	9	53,857,667	10

RETAINED EARNINGS (Note 19)
Appropriated as legal capital reserve	56,406,684	10	43,705,711	8
Appropriated as special capital reserve	629,550	—	640,742	—
Unappropriated earnings	127,343,560	22	124,866,387	22

	184,379,794	32	169,212,840	30

OTHERS (Notes 2, 3, 21 and 23)
Cumulative translation adjustments	(690,056)	—	223,105	—
Unrealized gain on financial instruments	528,024	—	502,192	—
Treasury stock: 34,096 thousand shares in 2007
33,926 thousand shares in 2006	(918,075)	—	(918,075)	—

	(1,080,107)	—	(192,778)	—

Total shareholders’ equity	501,274,870	88	481,136,127	87

TOTAL	$567,914,276	100	$551,103,999	100

     The accompanying notes are an integral part of the financial statements

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF INCOME
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)
(Reviewed, Not Audited)

	2007		2006
	Amount	%	Amount	%
GROSS SALES (Notes 2 and 24)	$226,395,474		$245,148,192

SALES RETURNS AND ALLOWANCES (Note 2)	3,736,354		5,202,252

NET SALES	222,659,120	100	239,945,940	100

COST OF SALES (Notes 18 and 24)	128,356,018	58	123,155,982	51

GROSS PROFIT	94,303,102	42	116,789,958	49

UNREALIZED GROSS PROFIT FROM AFFILIATES (Note 2)	285,784	—	—	—

REALIZED GROSS PROFIT	94,017,318	42	116,789,958	49

OPERATING EXPENSES (Notes 18 and 24)
Research and development	11,476,303	5	11,206,265	5
General and administrative	5,929,869	3	5,348,876	2
Marketing	911,225	—	1,360,794	1

Total operating expenses	18,317,397	8	17,915,935	8

INCOME FROM OPERATIONS	75,699,921	34	98,874,023	41

NON-OPERATING INCOME AND GAINS
Equity in earnings of equity method investees, net (Notes 2 and 10)	3,931,127	2	4,696,522	2
Interest income (Note 2)	1,989,402	1	2,734,401	1
Technical service income (Notes 24 and 26)	527,868	—	514,995	1
Settlement income (Note 26)	491,385	—	483,734	—
Rental income (Note 24)	290,660	—	153,059	—
Foreign exchange gain, net (Note 2)	231,584	—	28,165	—
Gain on disposal of property, plant and equipment and other assets (Notes 2 and 24)	214,918	—	480,944	—
Valuation gain on financial instruments, net (Notes 2, 6 and 23)	201,767	—	—	—
Others (Note 24)	335,694	—	189,175	—

Total non-operating income and gains	8,214,405	3	9,280,995	4

(Continued)

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF INCOME
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)
(Reviewed, Not Audited)

	2007		2006
	Amount	%	Amount	%
NON-OPERATING EXPENSES AND LOSSES
Provision for litigation loss (Note 26j)	$1,008,635	—	$—	—
Loss on settlement and disposal of financial instruments, net (Notes 2, 6 and 23)	717,329	—	1,395,264	1
Interest expense	450,023	—	495,900	—
Valuation loss on financial instruments, net (Notes 2, 6 and 23)	—	—	413,514	—
Loss on disposal of property, plant and equipment (Note 2)	4,778	—	225,781	—
Others (Note 2)	45,175	—	129,031	—

Total non-operating expenses and losses	2,225,940	—	2,659,490	1

INCOME BEFORE INCOME TAX	81,688,386	37	105,495,528	44

INCOME TAX EXPENSE (Notes 2 and 17)	6,996,070	3	6,151,303	3

NET INCOME BEFORE CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	74,692,316	34	99,344,225	41

CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES, NET OF TAX BENEFIT OF $82,062 THOUSAND (Note 3)	—	—	(246,186)	—

NET INCOME	$74,692,316	34	$99,098,039	41

	2007		2006
	Before	After	Before	After
	Income	Income	Income	Income
	Tax	Tax	Tax	Tax
EARNINGS PER SHARE (NT$, Note 22)
Basic earnings per share	$3.10	$2.83	$3.99	$3.76

Diluted earnings per share	$3.09	$2.83	$3.98	$3.75

(Continued)

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF INCOME
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)
(Reviewed, Not Audited)
Certain pro forma information (after income tax) is shown as follows, based on the assumption that the Company’s stock held by subsidiaries is treated as an investment instead of treasury stock (Notes 2 and 21):

	2007	2006
NET INCOME BEFORE CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	$74,794,078	$99,426,545

NET INCOME	$74,794,078	$99,180,359

EARNINGS PER SHARE (NT$)
Basic earnings per share	$2.83	$3.76

Diluted earnings per share	$2.83	$3.75

The accompanying notes are an integral part of the financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006
(In Thousands of New Taiwan Dollars)
(Reviewed, Not Audited)

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$74,692,316	$99,098,039
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	54,359,150	48,809,141
Unrealized gross profit from affiliates	285,784	—
Amortization of premium/discount of financial assets	(90,347)	16,004
Loss (gain) on disposal of available-for-sale financial assets, net	(260,367)	11,258
Equity in earnings of equity method investees, net	(3,931,127)	(4,696,522)
Dividends received from equity method investees	677,147	626,367
Gain on disposal of property, plant and equipment and other assets, net	(210,140)	(255,163)
Deferred income tax	87,551	99,752
Loss on idle assets	—	37,283
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets and liabilities at fair value through profit or loss	(201,767)	1,560,139
Receivables from related parties	(6,963,842)	(979,816)
Notes and accounts receivable	(4,344,190)	1,251,879
Allowance for doubtful receivables	(1,959)	(639)
Allowance for sales returns and others	987,961	742,965
Other receivables from related parties	(56,648)	688,353
Other financial assets	177,286	105,781
Inventories	(2,861,001)	(2,111,175)
Prepaid expenses and other current assets	254,019	467,281
Increase (decrease) in:
Accounts payable	2,578,736	(1,410,465)
Payables to related parties	(18,274)	(38,596)
Income tax payable	(454,674)	2,719,558
Accrued expenses and other current liabilities	2,319,917	(513,289)
Accrued pension cost	91,679	41,083
Deferred credits	26,592	(71,808)

Net cash provided by operating activities	117,143,802	146,197,410

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Available-for-sale financial assets	(9,547,253)	(78,666,694)
Held-to-maturity financial assets	—	(16,141,019)
Investments accounted for using equity method	(7,220,679)	(1,495,552)
Financial assets carried at cost	(35,379)	(11,921)
Property, plant and equipment	(62,643,771)	(59,945,807)
(Continued)

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006
(In Thousands of New Taiwan Dollars)
(Reviewed, Not Audited)

	2007	2006
Proceeds from disposal or redemption of:
Available-for-sale financial assets	$18,344,519	$57,874,205
Held-to-maturity financial assets	9,200,400	8,512,000
Financial assets carried at cost	—	50,000
Property, plant and equipment and others	21,080	927,200
Proceeds from return of capital by investees	207,172	162,354
Increase in deferred charges	(2,028,206)	(755,982)
Increase in refundable deposits	(1,382,086)	(96)

Net cash used in investing activities	(55,084,203)	(89,491,312)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of bonds payable	(2,500,000)	—
Increase (decrease) in guarantee deposits	(1,249,407)	787,742
Cash dividends	(77,489,064)	(61,825,061)
Cash bonus paid to employees	(4,572,798)	(3,432,129)
Bonus to directors and supervisors	(285,800)	(257,410)
Proceeds from exercise of employee stock options	401,786	422,927

Net cash used in financing activities	(85,695,283)	(64,303,931)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(23,635,684)	(7,597,833)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	100,139,709	85,383,583

CASH AND CASH EQUIVALENTS, END OF PERIOD	$76,504,025	$77,785,750

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid	$420,000	$420,000

Income tax paid	$7,285,717	$3,146,676

INVESTING ACTIVITIES AFFECTING BOTH CASH AND NON-CASH ITEMS
Acquisition of property, plant, and equipment	$62,685,581	$66,386,191
Increase in payables to contractors and equipment suppliers	(41,810)	(6,440,384)

Cash paid	$62,643,771	$59,945,807

NON-CASH INVESTING AND FINANCING ACTIVITIES
Current portion of bonds payable	$4,500,000	$2,500,000

Current portion of other payables to related parties (under payables to related parties)	$—	$699,195

Current portion of other long-term payables (under accrued expenses and other current liabilities)	$1,488,860	$971,596

Transfer of available-for-sale financial assets and other net assets to investments accounted for using equity method (Note 7)	$—	$26,821,648

The accompanying notes are an integral part of the financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited
NOTES TO FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)
(Reviewed, Not Audited)
1.	GENERAL

Taiwan Semiconductor Manufacturing Company Limited (the Company or TSMC), a Republic of China (R.O.C.) corporation, was incorporated as a venture among the Government of the R.O.C., acting through the Development Fund of the Executive Yuan; Philips Electronics N.V. and certain of its affiliates (Philips); and certain other private investors. On September 5, 1994, its shares were listed on the Taiwan Stock Exchange (TSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

The Company is engaged mainly in the manufacturing, selling, packaging, testing and computer-aided designing of integrated circuits and other semiconductor devices and the manufacturing of masks.

As of September 30, 2007 and 2006, the Company had 20,523 and 20,266 employees, respectively.

2.	SIGNIFICANT ACCOUNTING POLICIES

The financial statements are presented in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, Business Accounting Law, Guidelines Governing Business Accounting, and accounting principles generally accepted in the R.O.C.

For the convenience of readers, the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language financial statements shall prevail.

Significant accounting policies are summarized as follows:

Use of Estimates

The preparation of financial statements in conformity with the aforementioned guidelines, law and principles requires management to make reasonable assumptions and estimates of matters that are inherently uncertain. The actual results may differ from management’s estimates.

Classification of Current and Noncurrent Assets and Liabilities

Current assets are assets held for trading purposes and assets expected to be converted to cash, sold or consumed within one year from the balance sheet date. Current liabilities are obligations incurred for trading purposes and obligations expected to be settled within one year from the balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Cash Equivalents

Repurchase agreements collateralized by government bonds, asset-backed commercial papers and corporate notes acquired with maturities of less than three months from the date of purchase are classified as cash equivalents. The carrying amount approximates fair value.

Financial Assets/Liabilities at Fair Value Through Profit or Loss

Derivatives that do not meet the criteria for hedge accounting are initially recognized at fair value, with transaction costs expensed as incurred. The derivatives are remeasured at fair value subsequently with changes in fair value recognized in earnings. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

Fair value is estimated using valuation techniques incorporating estimates and assumptions that are consistent with prevailing market conditions. When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.

Available-for-Sale Financial Assets

Investments designated as available-for-sale financial assets include debt securities and equity securities. Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Changes in fair value from subsequent remeasurement are reported as a separate component of shareholders’ equity. The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

Except structured time deposits whose fair value is estimated using valuation techniques, fair values of open-end mutual funds and publicly traded stocks are determined using the net assets value and the closing-price at the end of the period, respectively. For debt securities, fair value is determined using the average of bid and asked prices at the end of the period.

Cash dividends are recognized as investment income upon resolution of shareholders of an investee but are accounted for as a reduction to the original cost of investment if such dividends are declared on the earnings of the investee attributable to the period prior to the purchase of the investment. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income. The cost per share is recalculated based on the new total number of shares. Any difference between the initial carrying amount of a debt security and the amount due at maturity is amortized using the effective interest method, with the amortization recognized in earnings.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent of the decrease and recorded as an adjustment to shareholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.

Held-to-Maturity Financial Assets

Debt securities for which the Company has a positive intention and ability to hold to maturity are categorized as held-to-maturity financial assets and are carried at amortized cost under the effective interest method except for structured time deposits which are carried at acquisition cost. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains or losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.

Allowance for Doubtful Receivables

An allowance for doubtful receivables is provided based on a review of the collectibility of notes and accounts receivable. The Company determines the amount of the allowance for doubtful receivables by examining the aging analysis of outstanding notes and accounts receivable and current trends in the credit quality of its customers as well as its internal credit policies.

Revenue Recognition and Allowance for Sales Returns and Others

The Company recognizes revenue when evidence of an arrangement exists, shipment is made, price is fixed or determinable, and collectibility is reasonably assured. Revenues from the design and manufacturing of photo masks, which are used as manufacturing tools in the fabrication process, are recognized when the photo masks are qualified by customers. Provisions for estimated sales returns and others are generally recorded in the period the related revenue is recognized, based on historical experience, management’s judgment, and any known factors that would significantly affect the allowance.

Sales prices are determined using fair value taking into account related sales discounts agreed to by the Company and its customers. Sales agreements typically provide that payment is due 30 days from invoice date for a majority of the customers and 30 to 45 days after the end of the month in which sales occur for some customers. Since the receivables from sales are collectible within one year and such transactions are frequent, fair value of the receivables is equivalent to the nominal amount of the cash to be received.

Inventories

Inventories are stated at the lower of cost or market value. Inventories are recorded at standard cost and adjusted to the approximate weighted-average cost at the balance sheet date. Market value represents replacement cost for raw materials, supplies and spare parts and net realizable value for work in process and finished goods. The Company assesses the impact of changing technology on its inventories on hand and writes off inventories that are considered obsolete. Period-end inventories are evaluated for estimated excess quantities and obsolescence based on a demand forecast within a specific time horizon, which is generally 180 days or less. Estimated losses on scrap and slow-moving items are recognized and included in the allowance for losses.

Investments Accounted for Using Equity Method

Investments in companies wherein the Company exercises significant influence over the operating and financial policy decisions are accounted for using the equity method. The Company’s share of the net income or net loss of an investee is recognized in the “equity in earnings/losses of equity method investees, net” account. Prior to January 1, 2006, the difference, if any, between the cost of investment and the Company’s proportionate share of the investee’s equity was amortized by the straight-line method over five years, with the amortization recorded in the “equity in earnings/losses of equity method investees, net” account. Effective January 1, 2006, pursuant to the revised Statement of Financial Accounting Standards No. 5, “Long-term Investments Accounted for Using the Equity Method” (SFAS No. 5), the cost of an investment shall be analyzed and the cost of investment in excess of the fair value of identifiable net assets acquired, representing goodwill, shall not be amortized and instead shall be tested for impairment annually. If the fair value of identifiable net assets acquired exceeds the cost of investment, the excess shall be proportionately allocated as reductions to fair values of non-current assets (except for financial assets other than investments accounted for using the equity method and deferred income tax assets). The accounting treatment for the investment premiums paid before January 1, 2006 is the same as that for goodwill which is no longer being amortized; while investment discounts continue to be amortized over the remaining periods. When an indication of impairment is identified, the carrying amount of the investment is reduced, with the related impairment loss recognized in earnings.

When the Company subscribes for additional investee’s shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company’s share of the investee’s equity. The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to capital surplus.

Gains or losses on sales from the Company to equity method investees are deferred in proportion to the Company’s ownership percentage in the investees until such gains or losses are realized through transactions with third parties. The entire amount of the gains or losses on sales to investees over which the Company has a controlling interest is deferred until such gains or losses are realized through subsequent sales of the related products to third parties. Gains or losses on sales from equity method investees to the Company are deferred in proportion to the Company’s ownership percentages in the investees until they are realized through transactions with third parties. Gains or losses on sales between equity method investees are deferred in proportion to the Company’s weighted-average ownership percentages in the investees with which the Company has a controlling interest. In transactions between equity method investees with which the Company has no controlling interest, gains or losses on sales are deferred in proportion to the multiplication of the Company’s weighted-average ownership percentages in the investees. Such gains or losses are recorded until they are realized through transactions with third parties.

If an investee’s functional currency is a foreign currency, differences will result from the translation of the investee’s financial statements into the reporting currency of the Company. Such differences are charged or credited to cumulative translation adjustments, a separate component of shareholders’ equity.

Financial Assets Carried at Cost

Investments for which the Company does not exercise significant influence and that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, such as non-publicly traded stocks and mutual funds, are carried at their original cost. The costs of non-publicly traded stocks and mutual funds are determined using the weighted-average method. If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. A subsequent reversal of such impairment loss is not allowed.

The accounting treatment for cash dividends and stock dividends arising from financial assets carried at cost is the same as that for cash and stock dividends arising from available-for-sale financial assets.

Property, Plant and Equipment and Assets Leased to Others

Property, plant and equipment and assets leased to others are stated at cost less accumulated depreciation. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized. Significant additions, renewals and betterments incurred during the construction period are capitalized. Maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight-line method over the following estimated service lives: Buildings — 10 to 20 years; machinery and equipment — 5 years; and office equipment — 3 to 5 years.

Upon sale or disposal of property, plant and equipment, the related cost and accumulated depreciation are deducted from the corresponding accounts, with any gain or loss recorded as non-operating gains or losses in the period of sale or disposal.

Intangible Assets

Goodwill represents the excess of the consideration paid for acquisition over the fair value of identifiable net assets acquired. Prior to January 1, 2006, goodwill was amortized using the straight-line method over the estimated life of 10 years. Effective January 1, 2006, pursuant to the newly revised Statement of Financial Accounting Standards No. 25, “Business Combinations — Accounting Treatment under Purchase Method” (SFAS No. 25), goodwill is no longer amortized and instead is tested for impairment annually. If an event occurs or circumstances change which indicated that the fair value of goodwill is more likely than not below its carrying amount, an impairment loss is recognized. A subsequent reversal of such impairment loss is not allowed.

Deferred charges consist of technology license fees, software and system design costs and other charges. The amounts are amortized over the following periods: Technology license fees — the shorter of the estimated life of the technology or the term of the technology transfer contract; software and system design costs and other charges — 3 years. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the previously recognized impairment loss would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of amortization, as if no impairment loss had been recognized.

Effective January 1, 2007, the Company adopted the newly released Statement of Financial Accounting Standards No. 37, “Accounting for Intangible Assets”. The Company had reassessed the useful lives and the amortization method of its recognized intangible assets at the effective date. Expenditures related to research activities and those related to development activities that do not meet the criteria for capitalization are charged to expense when incurred.

Pension Costs

For employees who participate in defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts during their service periods. For employees who participate in defined benefit pension plans, pension costs are recorded based on actuarial calculations.

Income Tax

The Company applies intra-period and inter-period allocations for its income tax whereby (1) a portion of current period’s income tax expense is allocated to the cumulative effect of changes in accounting principles; and (2) deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from purchases of machinery, equipment and technology, research and development expenditures, personnel training expenditures, and investments in important technology-based enterprises are recognized using the flow-through method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current period’s tax provision.

Income tax on unappropriated earnings at a rate of 10% is expensed in the year of shareholder approval which is the year subsequent to the year the earnings are generated.

The R.O.C. government enacted the Alternative Minimum Tax Act (the AMT Act), which became effective on January 1, 2006. The alternative minimum tax (AMT) imposed under the AMT Act is a supplemental tax levied at a rate of 10% which is payable if the income tax payable determined pursuant to the Income Tax Law is below the minimum amount prescribed under the AMT Act. The taxable income for calculating the AMT includes most of the tax-exempt income under various laws and statutes. The Company has considered the impact of the AMT Act in the determination of its tax liabilities.

Stock-based Compensation

Employee stock option plans that are amended or have options granted on or after January 1, 2004 are accounted for by the interpretations issued by the Accounting Research and Development Foundation of the Republic of China. The Company adopted the intrinsic value method and any compensation cost determined using this method is recognized in earnings over the employee vesting period.

Treasury Stock

The Company’s stock held by its subsidiaries is treated as treasury stock and reclassified from investments accounted for using equity method to treasury stock. The gains resulted from disposal of the treasury stock held by subsidiaries and cash dividends received by subsidiaries from the Company are recorded under capital surplus — treasury stock transactions.

Foreign-currency Transactions

Foreign-currency transactions are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings.

At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.

Recent Accounting Pronouncements

In March 2007, the Accounting Research and Development Foundation of the Republic of China issued an interpretation that requires companies to record the bonus paid to directors, supervisors and employees as an expense rather than an appropriation of earnings. This interpretation should be applied to financial statements for the fiscal year beginning on or after January 1, 2008.

The Accounting Research and Development Foundation of the Republic of China also issued Statement of Financial Accounting Standards No. 39, “Accounting for Share-based Payment” (SFAS No.39) in August 2007, which requires companies to record share-based payment transactions in the financial statements at fair value. SFAS No.39 should be applied to financial statements for the fiscal year beginning on or after January 1, 2008.

3.	ACCOUNTING CHANGES

On January 1, 2006, the Company adopted the newly released Statements of Financial Accounting Standards No. 34, “Financial Instruments: Recognition and Measurement” (SFAS No. 34) and No. 36, “Financial Instruments: Disclosure and Presentation”.

The Company had categorized its financial assets and liabilities upon initial adoption of the newly released SFASs. The adjustments made to the carrying amounts of the financial instruments categorized as financial assets or liabilities at fair value through profit or loss were included in the cumulative effect of changes in accounting principles; the adjustments made to the carrying amounts of those categorized as available-for-sale financial assets were recognized as adjustments to shareholders’ equity.
The effect of adopting the newly released SFASs is summarized as follows:

Recognized as
Cumulative
	Effect of	Recognized as
	Changes in	a Separate
	Accounting	Component of
	Principles	Shareholders’
	(Net of Tax)	Equity
Financial assets or liabilities at fair value through profit or loss	$(246,186)	$—
Available-for-sale financial assets	—	—

	$(246,186)	$—

The adoption of the newly released SFASs resulted in a decrease in net income before cumulative effect of changes in accounting principles of NT$167,328 thousand, a decrease in net income of NT$413,514 thousand, and a decrease in basic earnings per share (after income tax) of NT$0.02, for the nine months ended September 30, 2006.
Effective January 1, 2006, the Company adopted the newly revised SFAS No. 5 and SFAS No. 25, which prescribe that investment premiums, representing goodwill, be assessed for impairment at least on an annual basis instead of being amortized. Such a change in accounting principle did not have a material effect on the Company’s financial statements as of and for the nine months ended September 30, 2006.
4. CASH AND CASH EQUIVALENTS

	September 30
	2007	2006
Cash and deposits in banks	$44,552,995	$56,452,326
Repurchase agreements collaterized by government bonds	31,354,207	21,200,915
Asset-backed commercial papers	596,823	—
Corporate notes	—	132,509

	$76,504,025	$77,785,750

5. ALLOWANCES FOR DOUBTFUL RECEIVABLES, SALES RETURNS AND OTHERS
Movements of the allowance for doubtful receivables were as follows:

	Nine Months Ended
	September 30
	2007	2006
Balance, beginning of period	$690,931	$976,344
Write-off	(1,959)	(639)

Balance, end of period	$688,972	$975,705

Movements of the allowance for sales returns and others were as follows:

	Nine Months Ended
	September 30
	2007	2006
Balance, beginning of period	$2,751,065	$4,269,969
Provision	3,736,354	5,202,252
Write-off	(2,748,393)	(4,459,287)

Balance, end of period	$3,739,026	$5,012,934

6. FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	September 30
	2007	2006
Derivatives — financial assets

Forward exchange contracts	$—	$45,295
Cross currency swap contracts	366,445	—

	$366,445	$45,295

Derivatives — financial liabilities

Forward exchange contracts	$127,588	$—
Cross currency swap contracts	3,240	458,808

	$130,828	$458,808

The Company entered into derivative contracts during the nine months ended September 30, 2007 and 2006 to manage exposures due to fluctuations of foreign exchange rates. The derivative contracts entered into by the Company did not meet the criteria for hedge accounting prescribed by SFAS No. 34. Therefore, the Company did not apply hedge accounting treatment for its derivative contracts.
Outstanding forward exchange contracts as of September 30, 2007 and 2006:

Contract
Amount
	Maturity Date	(in Thousands)
September 30, 2007

Sell EUR/buy NT$	October 2007 to July 2008	EUR 70,040
September 30, 2006

Sell NT$/buy US$	October 2006 to November 2006	US$145,000

Outstanding cross currency swap contracts as of September 30, 2007 and 2006:

	Contract	Range of	Range of
	Amount	Interest Rates	Interest Rates
Maturity Date	(in Thousands)	Paid	Received
September 30, 2007

October 2007 to November 2007	US$930,000	3.76%-5.80%	1.6%-3.69%

September 30, 2006

October 2006 to November 2006	US$1,550,000	3.34%-5.50%	0.60%-2.72%
For the nine months ended September 30, 2007 and 2006, net losses arising from derivative financial instruments were NT$775,929 thousand (including realized settlement losses of NT$977,696 thousand and valuation gains of NT$201,767 thousand) and NT$1,797,738 thousand (including realized settlement losses of NT$1,384,224 thousand and valuation losses of NT$413,514 thousand), respectively.
7. AVAILABLE-FOR-SALE FINANCIAL ASSETS

	September 30
	2007	2006
Open-end mutual funds	$15,403,622	$21,781,496
Government bonds	4,139,554	1,200,097
Corporate bonds	4,039,041	9,137,742
Structured time deposits	498,587	499,549
Agency bonds	—	4,786,766
Corporate issued asset-backed securities	—	3,237,614

	24,080,804	40,643,264
Current portion	(19,945,922)	(35,749,909)

	$4,134,882	$4,893,355

In 2004, the Company entered into investment management agreements with three well-known financial institutions (fund managers) to manage its investment portfolios. In accordance with the investment guidelines and terms specified in these agreements, the securities invested by the fund managers cannot be below a pre-defined credit rating. In the second half year of 2006, the Company transferred investment portfolios managed by the fund managers of US$1,277,789 thousand to TSMC Global Ltd. (TSMC Global), a subsidiary of TSMC. The transferred investment portfolios held by TSMC Global are still being managed by the same fund managers in accordance with the aforementioned investment guidelines and terms.

Structured time deposits categorized as available-for-sale financial assets consisted of the following:

	Principal	Carrying
	Amount	Amount	Interest Rate	Maturity Date
September 30, 2007

Step-up callable deposits
Domestic deposits	$500,000	$498,587	1.76%	March 2008

September 30, 2006

Step-up callable deposits
Domestic deposits	$500,000	$499,549	1.76%	March 2008

The interest rate of the step-up callable deposits was pre-determined by the Company and the banks.
8. HELD-TO-MATURITY FINANCIAL ASSETS

	September 30
	2007	2006
Corporate bonds	$11,540,506	$14,670,013
Structured time deposits	8,726,720	11,281,560
Government bonds	8,068,418	11,016,286

	28,335,644	36,967,859
Current portion	(12,168,201)	(6,220,737)

	$16,167,443	$30,747,122

As of September 30, 2007 and 2006, structured time deposits categorized as held-to-maturity financial assets consisted of the following:

	Principal	Interest	Range of
	Amount	Receivable	Interest Rates	Maturity Date
September 30, 2007

Step-up callable deposits
Domestic deposits	$3,500,000	$13,340	1.69%-1.83%	October 2007 to October 2008
Callable range accrual deposits
Domestic deposits	3,266,700	14,265	(See below)	October 2009 to December 2009
Foreign deposits	1,960,020	6,016	(See below)	October 2009 to December 2009

	$8,726,720	$33,621

September 30, 2006

Step-up callable deposits
Domestic deposits	$4,000,000	$35,459	1.40%-2.01%	June 2007 to March 2009
Callable range accrual deposits
Domestic deposits	3,971,760	15,004	(See below)	September 2009 to December 2009
Foreign deposits	3,309,800	7,585	(See below)	October 2009 to January 2010

	$11,281,560	$58,048

The amount of interest earned from the callable range accrual deposits is based on a pre-defined range as determined by the 3-month or 6-month LIBOR plus an agreed upon rate ranging between 2.10% and 3.45%. Based on the terms of the contracts, if the 3-month or 6-month LIBOR moves outside of the pre-defined range, the interest paid to the Company is at a fixed rate ranging between zero and 1.5%. Under the terms of the contracts, the bank has the right to cancel the contracts prior to the maturity date.
As of September 30, 2007 and 2006, the principal of the deposits that resided in banks located in Hong Kong amounted to US$40,000 thousand and US$80,000 thousand, respectively; the principal of those resided in banks located in Singapore amounted to US$20,000 thousand each.
9. INVENTORIES, NET

	September 30
	2007	2006
Finished goods	$3,711,693	$4,499,585
Work in process	17,183,031	12,806,387
Raw materials	1,508,536	1,403,443
Supplies and spare parts	460,266	483,892

	22,863,526	19,193,307
Allowance for losses	(850,311)	(824,177)

	$22,013,215	$18,369,130

10. INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	September 30
	2007		2006
		% of		% of
	Carrying	Owner-	Carrying	Owner-
	Amount	ship	Amount	ship
TSMC Global (Note 7)	$44,234,333	100	$28,423,113	100
TSMC International Investment Ltd. (TSMC International)	27,553,919	100	27,017,212	100
Vanguard International Semiconductor Corporation (VIS)	10,760,885	36	5,359,803	27
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	8,674,862	39	5,611,199	32
TSMC (Shanghai) Company Limited (TSMC- Shanghai)	8,567,668	100	9,250,288	100
TSMC Partners, Ltd. (TSMC Partners)	4,667,437	100	4,397,781	100
TSMC North America (TSMC-North America)	2,227,896	100	1,876,355	100
Xintec Inc. (Xintec)	1,429,804	43	—	—
VentureTech Alliance Fund II, L.P. (VTAF II)	1,026,700	98	717,136	98
VentureTech Alliance Fund III, L.P. (VTAF III)	786,064	98	224,580	98
Global UniChip Corporation (GUC)	750,200	37	468,150	44
Emerging Alliance Fund, L.P. (Emerging Alliance)	683,002	99	908,370	99
Chi Cherng Investment Co., Ltd. (Chi Cherng)	170,542	36	115,347	36
Hsin Ruey Investment Co., Ltd. (Hsin Ruey)	168,918	36	114,548	36
TSMC Japan Limited (TSMC-Japan)	102,257	100	97,810	100
Taiwan Semiconductor Manufacturing Company Europe B.V. (TSMC-Europe)	74,994	100	44,143	100
TSMC Korea Limited (TSMC-Korea)	16,014	100	14,432	100

	$111,895,495		$84,640,267

In November 2006, the Company acquired 81 thousand shares in SSMC for SGD115,227 thousand from EDB Investments Pte Ltd. under a Shareholders Agreement. After the acquisition, the number of SSMC shares owned by the Company increased to 463 thousand and the Company’s percentage of ownership increased from 32% to 39%.
In January 2007, the Company acquired 90,526 thousand shares in Xintec, representing 43% of its total common shares, for NT$1,357,890 thousand.
In August 2007, the Company acquired 169,600 thousand shares in VIS for NT$4,927,865 thousand; after the acquisition, the Company’s percentage of ownership in VIS increased from 27% to 36%.
For the nine months ended September 30, 2007 and 2006, net equity in earnings of NT$3,931,127 thousand and NT$4,696,522 thousand was recognized, respectively. The carrying amounts of the investments accounted for using the equity method and the related equity in earnings or losses of equity method investees were determined based on the reviewed financial statements of the investees for the same periods as the Company.
11. FINANCIAL ASSETS CARRIED AT COST

	September 30
	2007	2006
Non-publicly traded stocks	$364,913	$422,500
Funds	382,293	346,911

	$747,206	$769,411

12. PROPERTY, PLANT AND EQUIPMENT

	Nine Months Ended September 30, 2007
				Advance
				Payments and
		Machinery and	Office	Construction in
	Buildings	Equipment	Equipment	Progress	Total
Cost
Balance, beginning of period	$96,961,851	$527,850,728	$8,659,225	$12,230,805	$645,702,609
Addition	3,899,788	49,970,603	612,079	8,203,111	62,685,581
Deduction	(31,835)	(332,641)	(164,684)	—	(529,160)
Reclassification	2,824	521,015	(11,203)	506,368	1,019,004

Balance, end of period	100,832,628	578,009,705	9,095,417	20,940,284	708,878,034

Accumulated depreciation
Balance, beginning of period	49,595,917	361,401,800	6,469,533	—	417,467,250
Addition	5,879,548	45,786,652	734,081	—	52,400,281
Deduction	(30,958)	(316,480)	(164,527)	—	(511,965)
Reclassification	1,036	520,161	(2,365)	—	518,832

Balance, end of period	55,445,543	407,392,133	7,036,722	—	469,874,398

Balance, end of period, net	$45,387,085	$170,617,572	$2,058,695	$20,940,284	$239,003,636

	Nine Months Ended September 30, 2006
				Advance
				Payments and
		Machinery and	Office	Construction in
	Buildings	Equipment	Equipment	Progress	Total
Cost
Balance, beginning of period	$90,769,622	$459,850,773	$7,850,035	$14,867,032	$573,337,462
Addition	5,751,950	53,627,240	804,264	6,202,737	66,386,191
Deduction	(941,642)	(4,235,410)	(169,313)	—	(5,346,365)
Reclassification	(3,593)	(266,793)	(41,174)	—	(311,560)

Balance, end of period	95,576,337	508,975,810	8,443,812	21,069,769	634,065,728

Accumulated depreciation
Balance, beginning of period	42,902,526	310,626,317	5,662,986	—	359,191,829
Addition	5,504,100	40,755,310	746,943	—	47,006,353
Deduction	(725,584)	(3,931,539)	(169,184)	—	(4,826,307)
Reclassification	(177)	(265,921)	(7,041)	—	(273,139)

Balance, end of period	47,680,865	347,184,167	6,233,704	—	401,098,736

Balance, end of period, net	$47,895,472	$161,791,643	$2,210,108	$21,069,769	$232,966,992

No interest was capitalized during the nine months ended September 30, 2007 and 2006.
13. DEFERRED CHARGES, NET

	Nine Months Ended September 30, 2007
		Software and
	Technology	System Design
	License Fees	Costs	Others	Total
Balance, beginning of period	$4,038,551	$1,517,575	$36,942	$5,593,068
Addition	825,075	789,738	413,393	2,028,206
Amortization	(1,250,158)	(631,054)	(73,357)	(1,954,569)
Deduction	—	(51)	—	(51)
Reclassification	(296,451)	(500,172)	296,451	(500,172)

Balance, end of period	$3,317,017	$1,176,036	$673,429	$5,166,482

	Nine Months Ended September 30, 2006
	Technology	Software and
	License	System Design
	Fees	Costs	Others	Total
Balance, beginning of period	$4,985,806	$1,623,276	$72,062	$6,681,144
Addition	373,054	382,928	—	755,982
Amortization	(985,343)	(786,171)	(26,974)	(1,798,488)
Reclassification	—	1,138	—	1,138

Balance, end of period	$4,373,517	$1,221,171	$45,088	$5,639,776

14. BONDS PAYABLE

	September 30
	2007	2006
Domestic unsecured bonds:
Issued in December 2000 and repayable in December 2007, 5.36% interest payable annually	$4,500,000	$4,500,000
Issued in January 2002 and repayable in January 2007, 2009 and 2012 in three installments, 2.60%, 2.75% and 3.00% interest payable annually, respectively	12,500,000	15,000,000

	17,000,000	19,500,000
Current portion	(4,500,000)	(2,500,000)

	$12,500,000	$17,000,000

As of September 30, 2007, future principal repayments for the bonds payable were as follows:

Year of Repayment	Amount
2007 (4th quarter)	$4,500,000
2009	8,000,000
2012	4,500,000

$17,000,000

15. OTHER LONG-TERM PAYABLES
Most of the payables resulted from license agreements for certain semiconductor-related patents. As of September 30, 2007, future payments for other long-term payables were as follows:

Year of Payment	Amount
2007 (4th quarter)	$459,496
2008	1,029,364
2009	422,711
2010	337,777
2011	261,336

2,510,684
Current portion (classified under accrued expenses and other current liabilities)	(1,488,860)

$1,021,824

16. PENSION PLANS
The Labor Pension Act (the Act) became effective on July 1, 2005. The employees who were subject to the Labor Standards Law prior to July 1, 2005 were allowed to choose to be subject to the pension mechanism under the Act with their seniority as of July 1, 2005 retained or continue to be subject to the pension mechanism under the Labor Standards Law. Employees who joined the Company after July 1, 2005 can only be subject to the pension mechanism under the Act.
The pension mechanism under the Act is deemed a defined contribution plan. Pursuant to the Act, the Company has made monthly contributions equal to 6% of each employee’s monthly salary to employees’

pension accounts starting from July 1, 2005, and recognized pension costs of NT$458,523 thousand and NT$468,808 thousand for the nine months ended September 30, 2007 and 2006, respectively.
The Company has a defined benefit plan under the Labor Standards Law that provides benefits based on an employee’s service years and average monthly salary for the six-month period prior to retirement. The Company contributes an amount equal to 2% of salaries paid each month to a pension fund (the Fund), which is administered by the pension fund monitoring committee (the Committee) and deposited in the Committee’s name in Bank of Taiwan (originally the Central Trust of China, which was dissolved after merger with Bank of Taiwan on July 1, 2007). The Company recognized pension costs of NT$243,466 thousand and NT$229,046 thousand for the nine months ended September 30, 2007 and 2006, respectively.
Movements of the Fund and accrued pension cost under the defined benefit plan were as follows:

	Nine Months Ended
	September 30
	2007	2006
The Fund
Balance, beginning of period	$1,913,002	$1,658,864
Contributions	154,573	183,810
Interest	46,279	34,383
Payments	—	(7,407)

Balance, end of period	$2,113,854	$1,869,650

Accrued pension cost
Balance, beginning of period	$3,530,116	$3,461,392
Accruals	91,679	41,083

Balance, end of period	$3,621,795	$3,502,475

17. INCOME TAX
a.	A reconciliation of income tax expense based on “income before income tax” at statutory rate and income tax currently payable was as follows:

	Nine Months Ended
	September 30
	2007	2006
Income tax expense based on “income before income tax” at statutory rate (25%)	$20,422,097	$26,373,882
Tax effect of the following:
Tax-exempt income	(5,167,274)	(8,871,751)
Temporary and permanent differences	(380,451)	(1,347,129)
Additional tax at 10% on unappropriated earnings	2,686,561	1,156,130
Cumulative effect of changes in accounting principles	—	(82,062)
Income tax credits used	(10,279,817)	(10,799,894)

Income tax currently payable	$7,281,116	$6,429,176

b.	Income tax expense consisted of the following:

	Nine Months Ended
	September 30
	2007	2006
Income tax currently payable	$7,281,116	$6,429,176
Other income tax adjustments	(372,597)	(377,625)
Net change in deferred income tax assets
Investment tax credits	2,745,686	4,483,230
Temporary differences	(1,275,433)	(1,822,230)
Valuation allowance	(1,382,702)	(2,561,248)

Income tax expense	$6,996,070	$6,151,303

c.	Net deferred income tax assets consisted of the following:

	September 30
	2007	2006
Current deferred income tax assets
Investment tax credits	$3,068,708	$2,683,412

Noncurrent deferred income tax assets
Investment tax credits	$14,142,498	$16,699,129
Temporary differences	2,115,897	1,139,960
Valuation allowance	(5,821,527)	(6,849,298)

	$10,436,868	$10,989,791

d.	Integrated income tax information:
The balance of the imputation credit account as of September 30, 2007 and 2006 was NT$2,784,514 thousand and NT$746,437 thousand, respectively.
The creditable ratio for distribution of earnings of 2006 and 2005 was 5.23% (estimate) and 2.88%, respectively.
The imputation credit allocated to shareholders is based on its balance as of the date of dividend distribution. The estimated creditable ratio may change when the actual distribution of imputation credit is made.
e.	All earnings generated prior to December 31, 1997 have been appropriated.

f.	As of September 30, 2007, investment tax credits consisted of the following:

		Total	Remaining
		Creditable	Creditable	Expiry
Law/Statute	Item	Amount	Amount	Year
Statute for Upgrading	Purchase of machinery and equipment	$238,012	$—	2007
Industries		3,177,526	—	2008
		6,029,482	3,003,151	2009
		6,463,688	6,463,688	2010
		3,032,860	3,032,860	2011

		$18,941,568	$12,499,699

Statute for Upgrading	Research and development expenditures	$1,245,142	$—	2007
Industries		2,560,454	—	2008
		1,486,845	1,486,845	2009
		1,781,376	1,781,376	2010
		1,276,100	1,276,100	2011

		$8,349,917	$4,544,321

Statute for Upgrading	Personnel training expenditures	$16,197	$—	2007
Industries		16,155	—	2008
		46,130	46,130	2009
		41,252	41,252	2010

		$119,734	$87,382

Statute for Upgrading	Investments in important technology-based enterprises	$79,804	$79,804	2010

Industries
g.	The profits generated from the following projects are exempt from income tax for a four-year or five-year period:

Tax-Exemption Period
Construction of Fab 12 — Module A	2004 to 2007
Construction of Fab 14 — Module A	2006 to 2010
h.	The tax authorities have examined income tax returns of the Company through 2004.

18. LABOR COST, DEPRECIATION AND AMORTIZATION

	Nine Months Ended September 30, 2007
		Classified as
	Classified as	Operating
	Cost of Sales	Expenses	Total
Labor cost
Salary	$6,634,163	$3,282,577	$9,916,740
Labor and health insurance	445,387	244,836	690,223
Pension	452,851	249,138	701,989
Meal	323,299	123,426	446,725
Welfare	159,946	96,478	256,424
Others	116,956	8,591	125,547

	$8,132,602	$4,005,046	$12,137,648

Depreciation	$49,558,115	$2,812,106	$52,370,221

Amortization	$1,353,135	$600,537	$1,953,672

	Nine Months Ended September 30, 2006
		Classified as
	Classified as	Operating
	Cost of Sales	Expenses	Total
Labor cost
Salary	$7,383,078	$3,140,749	$10,523,827
Labor and health insurance	514,883	262,833	777,716
Pension	462,022	235,806	697,828
Meal	335,397	117,518	452,915
Welfare	141,602	76,398	218,000
Others	167,104	17,644	184,748

	$9,004,086	$3,850,948	$12,855,034

Depreciation	$44,547,208	$2,454,035	$47,001,243

Amortization	$1,075,802	$711,017	$1,786,819

19. SHAREHOLDERS’ EQUITY
As of September 30, 2007, 1,134,382 thousand ADSs of the Company were traded on the NYSE. The number of common shares represented by the ADSs was 5,671,912 thousand (one ADS represents five common shares).
Capital surplus can only be used to offset a deficit under the Company Law. However, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers, convertible bonds and the surplus from treasury stock transactions) may be appropriated as stock dividends, which are limited to a certain percentage of the Company’s paid-in capital.

Capital surplus consisted of the following:

	September 30
	2007	2006
From merger	$24,003,546	$24,003,546
Additional paid-in capital	19,500,470	19,860,644
From convertible bonds	9,360,424	9,360,424
From treasury stock transactions	490,950	389,188
From long-term investments	357,720	243,810
Donations	55	55

	$53,713,165	$53,857,667

The Company’s Articles of Incorporation provide that, when allocating the net profits for each fiscal year, the Company shall first offset its losses in previous years and then set aside the following items accordingly:
a.	Legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve has equaled the Company’s paid-in capital;

b.	Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;

c.	Bonus to directors and bonus to employees of the Company of not more than 0.3% and not less than 1% of the remainder, respectively. Directors who also serve as executive officers of the Company are not entitled to receive the bonus to directors. The Company may issue stock bonuses to employees of an affiliated company meeting the conditions set by the Board of Directors or, by the person duly authorized by the Board of Directors;

d.	Any balance left over shall be allocated according to the resolution of the shareholders’ meeting.
The Company’s Articles of Incorporation also provide that profits of the Company may be distributed by way of cash dividend and/or stock dividend. However, distribution of profits shall be made preferably by way of cash dividend. Distribution of profits may also be made by way of stock dividend; provided that the ratio for stock dividend shall not exceed 50% of the total distribution.
Any appropriations of the profits are recorded in the year of shareholder approval and given effect to in the financial statements of that year.
The Company no longer has supervisors since January 1, 2007. The required duties of supervisors are being fulfilled by the Audit Committee.
The appropriation for legal capital reserve shall be made until the reserve equals the Company’s paid-in capital. The reserve may be used to offset a deficit, or be distributed as dividends and bonuses for the portion in excess of 50% of the paid-in capital if the Company has no unappropriated earnings and the reserve balance has exceeded 50% of the Company’s paid-in capital. The Company Law also prescribes that, when the reserve has reached 50% of the Company’s paid-in capital, up to 50% of the reserve may be transferred to capital.
A special capital reserve equivalent to the net debit balance of the other components of shareholders’ equity (for example, cumulative translation adjustments and unrealized loss on financial instruments, but excluding treasury stock) shall be made from unappropriated earnings pursuant to existing regulations promulgated by the Securities and Futures Bureau (SFB). Any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of earnings for 2006 and 2005 had been approved in the shareholders’ meetings held on May 7, 2007 and May 16, 2006, respectively. The appropriations and dividends per share were as follows:

			Dividends Per Share
	Appropriation of Earnings		(NT$)
	For Fiscal	For Fiscal	For Fiscal	For Fiscal
	Year 2006	Year 2005	Year 2006	Year 2005
Legal capital reserve	$12,700,973	$9,357,503
Special capital reserve	(11,192)	(1,585,685)
Bonus to employees — in cash	4,572,798	3,432,129
Bonus to employees — in stock	4,572,798	3,432,129
Cash dividends to shareholders	77,489,064	61,825,061	$3.00	$2.50
Stock dividends to shareholders	516,594	3,709,504	0.02	0.15
Bonus to directors and supervisors	285,800	257,410

	$100,126,835	$80,428,051

The shareholders’ meeting held on May 7, 2007 also resolved to distribute stock dividends out of capital surplus in the amount of NT$774,891 thousand.
The amounts of the appropriations of earnings for 2006 and 2005 were consistent with the resolutions of the meetings of the Board of Directors held on February 6, 2007 and February 14, 2006, respectively. If the above bonus to employees, directors and supervisors had been paid entirely in cash and charged to earnings of 2006 and 2005, the basic earnings per share (after income tax) for the years ended December 31, 2006 and 2005 shown in the respective financial statements would have decreased from NT$4.93 to NT$4.56 and NT$3.79 to NT$3.50, respectively. The shares distributed as a bonus to employees represented 1.77% and 1.39% of the Company’s total outstanding common shares as of December 31, 2006 and 2005, respectively.
The information about appropriations of the bonus to employees, directors and supervisors is available at the Market Observation Post System website.
Under the Integrated Income Tax System that became effective on January 1, 1998, the R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by the Company on earnings generated since January 1, 1998.
20. STOCK-BASED COMPENSATION PLANS
The Company’s Employee Stock Option Plans, consisting of the 2004 Plan, 2003 Plan and 2002 Plan, were approved by the SFB on January 6, 2005, October 29, 2003 and June 25, 2002, respectively. The maximum number of options authorized to be granted under the 2004 Plan, 2003 Plan and 2002 Plan was 11,000 thousand, 120,000 thousand and 100,000 thousand, respectively, with each option eligible to subscribe for one common share when exercisable. The options may be granted to qualified employees of the Company or any of its domestic or foreign subsidiaries, in which the Company’s shareholding with voting rights, directly or indirectly, is more than fifty percent (50%). The options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the terms of the plans, the options are granted at an exercise price equal to the closing price of the Company’s common shares listed on the TSE on the grant date.
Options of the plans that had never been granted or had been granted but subsequently canceled had expired as of September 30, 2007.

Information about outstanding options for the nine months ended September 30, 2007 and 2006 was as follows:

		Weighted-
		average
	Number of	Exercise
	Options	Price
	(in Thousands)	(NT$)
Nine months ended September 30, 2007

Balance, beginning of period	52,814	$37.9
Options granted	1,094	37.9
Options exercised	(10,086)	39.8
Options canceled	(781)	45.4

Balance, end of period	43,041	37.5

Nine months ended September 30, 2006

Balance, beginning of period	67,758	$39.4
Options granted	2,758	40.1
Options exercised	(10,701)	39.5
Options canceled	(3,020)	44.0

Balance, end of period	56,795	39.6

The number of outstanding options and exercise prices have been adjusted to reflect the distribution of dividends in accordance with the plans. The options granted were the result of the aforementioned adjustment.
As of September 30, 2007, information about outstanding and exercisable options was as follows:

	Options Outstanding			Options Exercisable
		Weighted-	Weighted-		Weighted-
		average	average		average
Range of	Number of	Remaining	Exercise	Number of	Exercise
Exercise	Options (in	Contractual	Price	Options (in	Price
Price (NT$)	Thousands)	Life (Years)	(NT$)	Thousands)	(NT$)
$25.9-$36.4	29,146	3.41	$33.1	29,146	$33.1
$38.9-$51.3	13,895	5.15	46.6	8,537	46.2

	43,041		37.5	37,683	36.1

No compensation cost was recognized under the intrinsic value method for the nine months ended September 30, 2007 and 2006. Had the Company used the fair value based method to evaluate the options granted after January 1, 2004 using the Black-Scholes model, the assumptions and pro forma results of the Company would have been as follows:

	Nine Months Ended
	September 30
	2007	2006
Assumptions:
Expected dividend yield	1.00%-3.44%	1.00%-3.44%
Expected volatility	43.77%-46.15%	43.77%-46.15%
Risk free interest rate	3.07%-3.85%	3.07%-3.85%
Expected life	5 years	5 years

Net income:
Net income as reported	$74,692,316	$99,098,039
Pro forma net income	74,655,212	99,010,630

Earnings per share (EPS) — after income tax (NT$):
Basic EPS as reported	$2.83	$3.76
Pro forma basic EPS	2.83	3.75
Diluted EPS as reported	2.83	3.75
Pro forma diluted EPS	2.83	3.75
21. TREASURY STOCK

			(Shares in Thousands)
	Beginning	Stock		Ending
	Shares	Dividends	Disposal	Shares
Nine months ended September 30, 2007

Parent company stock held by subsidiaries	33,926	170	—	34,096

Nine months ended September 30, 2006

Parent company stock held by subsidiaries	32,938	988	—	33,926

As of September 30, 2007 and 2006, the book value of the treasury stock was NT$918,075 thousand each; the market value was NT$2,158,271 thousand and NT$2,025,401 thousand, respectively. The Company’s common shares held by subsidiaries were treated as treasury stock and the holders are entitled to the rights of shareholders, with the exception of voting rights.

22. EARNINGS PER SHARE

	Nine Months Ended September 30
	2007		2006
	Before	After	Before	After
	Income	Income	Income	Income
	Tax	Tax	Tax	Tax
Basic EPS (NT$)
Income before cumulative effect of changes in accounting principles	$3.10	$2.83	$4.00	$3.77
Cumulative effect of changes in accounting principles	—	—	(0.01)	(0.01)

Income for the period	$3.10	$2.83	$3.99	$3.76

Diluted EPS (NT$)
Income before cumulative effect of changes in accounting principles	$3.09	$2.83	$3.99	$3.76
Cumulative effect of changes in accounting principles	—	—	(0.01)	(0.01)

Income for the period	$3.09	$2.83	$3.98	$3.75

EPS is computed as follows:

			Number of	EPS (NT$)
	Amounts (Numerator)		Shares	Before	After
	Before	After	(Denominator)	Income	Income
	Income Tax	Income Tax	(in Thousands)	Tax	Tax
Nine months ended September 30, 2007

Basic EPS
Income available to shareholders	$81,688,386	$74,692,316	26,387,270	$3.10	$2.83

Effect of dilutive potential common shares - stock options	—	—	22,882

Diluted EPS
Income available to shareholders (including effect of dilutive potential common shares)	$81,688,386	$74,692,316	26,410,152	$3.09	$2.83

Nine months ended September 30, 2006

Basic EPS
Income available to shareholders	$105,167,280	$99,098,039	26,372,979	$3.99	$3.76

Effect of dilutive potential common shares - stock options	—	—	22,289

Diluted EPS
Income available to shareholders (including effect of dilutive potential common shares)	$105,167,280	$99,098,039	26,395,268	$3.98	$3.75

23. DISCLOSURES FOR FINANCIAL INSTRUMENTS
a.	Fair values of financial instruments were as follows:

	September 30
	2007		2006
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value
Assets

Financial assets at fair value through profit or loss	$366,445	$366,445	$45,295	$45,295
Available-for-sale financial assets	24,080,804	24,080,804	40,643,264	40,643,264
Held-to-maturity financial assets	28,335,644	28,218,688	36,967,859	36,799,837
Investments accounted for using equity method (with market price)	11,511,085	29,157,704	5,359,803	9,375,950

Liabilities

Financial liabilities at fair value through profit or loss	130,828	130,828	458,808	458,808
Bonds payable (including current portion)	17,000,000	17,202,682	19,500,000	19,851,716
Other long-term payables (including current portion)	2,510,684	2,510,684	3,371,863	3,371,863
b.	Methods and assumptions used in estimating fair values of financial instruments
1)	The aforementioned financial instruments do not include cash and cash equivalents, receivables, other financial assets, payables, and payables to contractors and equipment suppliers. The carrying amounts of these financial instruments approximate their fair values due to their short maturities.

2)	Fair values of financial assets/liabilities at fair value through profit or loss were determined using valuation techniques incorporating estimates and assumptions that were consistent with prevailing market conditions.

3)	Fair values of available-for-sale and held-to-maturity financial assets were based on their quoted market prices, except for structured time deposits of which the fair values were estimated using valuation techniques.

4)	Fair value of bonds payable was based on their quoted market price.

5)	Fair value of other long-term payables was based on the present value of expected cash flows, which approximates their carrying amount.
c.	The changes in fair value during the nine months ended September 30, 2007 and 2006 of derivatives estimated using valuation techniques were recognized as gains of NT$201,767 thousand and losses of NT$413,514 thousand, respectively.
d.	As of September 30, 2007 and 2006, financial assets exposed to fair value interest rate risk were NT$52,782,893 thousand and NT$77,656,418 thousand, respectively; financial liabilities exposed to fair value interest rate risk were NT$130,828 thousand and NT$458,808 thousand, respectively, and financial assets exposed to cash flow interest rate risk were NT$5,226,720 thousand and NT$7,281,560 thousand, respectively.

e.	Movements of the unrealized gain on financial instruments for the nine months ended September 30, 2007 and 2006 were as follows:

	Nine Months Ended September 30, 2007
		Equity in
	Valuation	Valuation
	Gain	Gain on
	on Available-	Available-for-
	for-sale	sale Financial
	Financial	Assets Held by
	Assets	Investees	Total
Balance, beginning of period	$242,248	$319,367	$561,615
Recognized directly in shareholders’ equity	224,877	1,899	226,776
Removed from shareholders’ equity and recognized in earnings	(260,367)	—	(260,367)

Balance, end of period	$206,758	$321,266	$528,024

Nine Months Ended September 30, 2006
Equity in
	Valuation	Valuation
	Gain	Gain on
	on Available-	Available-for-
	for-sale	sale Financial
	Financial	Assets Held by
	Assets	Investees	Total
Balance, beginning of period	$—	$—	$—
Recognized directly in shareholders’ equity	149,691	341,243	490,934
Removed from shareholders’ equity and recognized in losses	11,258	—	11,258

Balance, end of period	$160,949	$341,243	$502,192

f.	Information about financial risks
1)	Market risk. The derivative financial instruments categorized as financial assets/liabilities at fair value through profit or loss are mainly used to hedge the exchange rate fluctuations of foreign-currency assets and liabilities; therefore, the market risk of derivatives will be offset by the foreign exchange risk of these hedged items. Available-for-sale financial assets held by the Company are mainly fixed-interest-rate debt securities; therefore, the fluctuations in market interest rates will result in changes in fair values of these debt securities.

2)	Credit risk. Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The counter-parties or third-parties to the foregoing financial instruments are reputable financial institutions, business organizations, and government agencies. Management believes that the Company’s exposure to default by those parties is low.

3)	Liquidity risk. The Company has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments and bonds payable. Therefore, the liquidity risk is low.

4)	Cash flow interest rate risk. The Company mainly invests in fixed-interest-rate debt securities. Therefore, cash flows are not expected to fluctuate significantly due to changes in market interest rates.
24. RELATED PARTY TRANSACTIONS
The Company engages in business transactions with the following related parties:
a.	Philips, a major shareholder of the Company, which became a non-related party since March 2007.

b.	Subsidiaries

TSMC-North America TSMC-Europe TSMC-Japan TSMC-Shanghai TSMC-Korea
c.	Investees

GUC (with a controlling interest) VIS (accounted for using equity method) SSMC (accounted for using equity method)

d.	Indirect subsidiaries

WaferTech, LLC (WaferTech) TSMC Technology, Inc. (TSMC Technology) TSMC Design Technology Canada, Inc. (TSMC Canada)
e.	Indirect investee

VisEra Technology Company, Ltd. (VisEra), an indirect investee accounted for using equity method

f.	Others

Related parties over which the Company has control or exercises significant influence but with which the Company had no material transactions.
Transactions with the aforementioned parties, other than those disclosed in other notes, are summarized as follows:

	2007		2006
	Amount	%	Amount	%
Nine months ended September 30

Sales
TSMC-North America	$134,957,821	60	$144,616,913	59
Philips	—	—	3,225,151	1
Others	783,463	—	583,671	—

	$135,741,284	60	$148,425,735	60

	2007		2006
	Amount	%	Amount	%
Purchases
WaferTech	$7,419,547	21	$9,695,565	27
SSMC	3,971,517	11	5,555,044	16
TSMC-Shanghai	3,947,089	11	3,099,850	9
VIS	2,956,489	8	2,818,795	8
Others	990	—	—	—

	$18,295,632	51	$21,169,254	60

Manufacturing expenses
VisEra	$28,496	—	$—	—
Philips	—	—	566,928	1

	$28,496	—	$566,928	1

Marketing expenses — commissions
TSMC-Europe	$216,545	24	$184,306	14
TSMC-Japan	166,971	18	204,592	15
TSMC-Korea	16,251	2	5,903	—

	$399,767	44	$394,801	29

General and administrative expenses — rental
GUC	$6,451	—	$11,133	—

Research and development expenses
TSMC Technology (primarily consulting fees)	$264,868	2	$—	—
TSMC Canada (primarily consulting fees)	56,623	1	—	—
GUC	49,519	1	37,142	—
Others	36,828	—	—	—

	$407,838	4	$37,142	—

Sales of property, plant and equipment
TSMC-Shanghai	$2,378	11	$401,332	48

Non-operating income and gains VIS (primarily technical service income, see Note 26h)	$270,794	3	$176,084	2
VisEra (primarily rental income)	254,125	3	187,189	2
TSMC-Shanghai (primarily technical service income)	251,421	3	197,400	2
SSMC (primarily technical service income, see Note 26e)	180,692	2	268,298	3

	$957,032	11	$828,971	9

	2007		2006
	Amount	%	Amount	%
As of September 30

Receivables
TSMC-North America	$23,713,567	100	$21,680,057	98
Philips	—	—	224,516	1
Others	119,784	—	125,847	1

	$23,833,351	100	$22,030,420	100

Other receivables
VIS	$126,319	25	$88,717	9
VisEra	98,418	19	—	—
TSMC-North America	91,029	18	228,451	22
SSMC	88,372	18	142,521	14
TSMC-Shanghai	81,808	16	482,542	46
Others	19,968	4	99,992	9

	$505,914	100	$1,042,223	100

Payables
VIS	$904,635	27	$806,789	21
WaferTech	779,480	24	1,045,183	27
TSMC-Shanghai	733,801	22	545,706	14
SSMC	639,524	19	636,181	16
TSMC Technology	136,607	4	5,099	—
Philips	—	—	699,195	18
Others	114,595	4	156,335	4

	$3,308,642	100	$3,894,488	100

Other long-term payables
Philips (Note 26a)	$—	—	$409,588	100

Deferred credits
TSMC-Shanghai	$563,839	56	$776,935	61
VisEra	77,718	8	139,893	11

	$641,557	64	$916,828	72

The terms of sales to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices were determined in accordance with mutual agreements.
The Company deferred the gains (classified under the deferred credits) derived from sales of property, plant, and equipment to TSMC-Shanghai and VisEra, and then recognized such gains (classified under non-operating income and gains) over the depreciable lives of the disposed assets.
The Company leased part of its office space from GUC and also leased certain buildings and facilities to VisEra. The related rental expense and rental income were classified under non-operating expenses and income, respectively. The lease terms and prices were determined in accordance with mutual agreements.

25.	SIGNIFICANT LONG-TERM LEASES

The Company leases several parcels of land from the Science Park Administration. These operating leases expire on various dates from December 2007 to December 2026 and can be renewed upon expiration.

As of September 30, 2007, future lease payments were as follows:

Year	Amount
2007 (4th quarter)	$85,359
2008	301,926
2009	292,960
2010	243,762
2011	242,180
2012 and thereafter	1,820,594

$2,986,781

26.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES

The significant commitments and contingencies of the Company as of September 30, 2007, except those disclosed in other notes, were as follows:
a.	On June 20, 2004, the Company and Philips (Philips parted with its semiconductor company which was renamed as NXP B.V. in September 2006) amended the Technical Cooperation Agreement, which was originally signed on May 12, 1997. The amended Technical Cooperation Agreement is for five years beginning from January 1, 2004. Upon expiration, this amended Technical Cooperation Agreement will be terminated and will not be automatically renewed; however, the patent cross license arrangement between the Company and Philips (now NXP B.V.) will survive the expiration of the amended Technical Cooperation Agreement. Under this amended Technical Cooperation Agreement, the Company will pay Philips (now NXP B.V.) royalties based on a fixed amount mutually agreed-on, rather than under a certain percentage of the Company’s annual net sales. The Company and Philips (now NXP B.V.) agreed to cross license the patents owned by each party. The Company also obtained through Philips (now NXP B.V.) a number of cross patent licenses.

b.	Under a technical cooperation agreement with ITRI, the R.O.C. Government or its designee approved by TSMC can use up to 35% of TSMC’s capacity if TSMC’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice. The agreement was automatically renewed in 1992, 1997, 2002 and on January 1, 2007.

c.	Under several foundry agreements, the Company shall reserve a portion of its production capacity for certain major customers that have guarantee deposits with the Company. As of September 30, 2007, the Company had a total of US$76,933 thousand of guarantee deposits.

d.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. The Company’s equity interest in SSMC was 32%. Nevertheless, Philips parted with its semiconductor company which was renamed as NXP B.V. in September 2006. The Company and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, the Company and NXP B.V. currently own approximately 39% and 61% of the SSMC shares, respectively. The Company and Philips (now NXP B.V.) committed to buy specific percentages of the production capacity of SSMC. The Company and Philips (now NXP B.V.) are required, in the aggregate, to purchase up to 70% of SSMC’s capacity, but the Company alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC falls below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs.

e.	The Company provides technical services to SSMC under a Technical Cooperation Agreement (the Agreement) entered into on May 12, 1999. The Company receives compensation for such services computed at a specific percentage of net selling price of all products sold by SSMC. The Agreement shall remain in force for ten years and may be automatically renewed for successive periods of five years each unless pre-terminated by either party under certain conditions.

f.	Under a Technology Transfer Agreement (TTA) with National Semiconductor Corporation (National) entered into on June 27, 2000, the Company shall receive payments for the licensing of certain technology to National. The agreement was to remain in force for ten years and could be automatically renewed for successive periods of two years thereafter unless either party gives written notice for early termination under certain conditions. In January 2003, the Company and National entered into a Termination Agreement whereby the TTA was terminated. Under the Termination Agreement, the Company will be relieved of any further obligation to transfer any additional technology. In addition, the Company granted National an option to request the transfer of certain technologies under the same terms and conditions as the terminated TTA. The option will expire in January 2008.

g.	In December 2003, the Company entered into a Technology Development and License Agreement with Freescale Semiconductor, Inc. to jointly develop 65-nm SOI (silicon on insulator) technology. The Company will also license related 90-nm SOI technology from Freescale Semiconductor, Inc. Any intellectual properties arising out of the co-development project shall be jointly owned by the parties. In accordance with the agreement, the Company will pay royalties to Freescale Semiconductor, Inc. and will share a portion of the costs associated with the joint development project.

h.	The Company provides a technology transfer to VIS under a Manufacturing License and Technology Transfer Agreement entered into on April 1, 2004. The Company receives compensation for such technology transfer in the form of royalty payments from VIS computed at specific percentages of net selling price of certain products sold by VIS. VIS agreed to reserve its certain capacity to manufacture for the Company certain products at prices as agreed by the parties.

i.	TSMC, TSMC-North America and WaferTech filed a series of lawsuits in late 2003 and 2004 against Semiconductor Manufacturing International Corporation, SMIC (Shanghai) and SMIC Americas (aggregately referring to as “SMIC”). The lawsuits alleged that SMIC infringed multiple TSMC, TSMC-North America and WaferTech patents and misappropriated TSMC, TSMC-North America and WaferTech’s trade secrets. These suits were settled out of court on January 30, 2005. As part of the settlement, Semiconductor Manufacturing International Corporation shall pay US$175 million over six years to resolve TSMC, TSMC-North America and WaferTech’s claims. As of September 30, 2007, SMIC had paid US$75 million in accordance with the terms of this settlement agreement. In August 2006, TSMC, TSMC-North America and WaferTech filed a lawsuit against SMIC in Alameda County Superior Court in California for breach of aforementioned settlement agreement, breach of promissory notes and trade secret misappropriation, seeking injunctive relief and monetary damages. In

September 2006, SMIC filed a cross-complaint against TSMC, TSMC-North Amercia and WaferTech in the same court, alleging TSMC, TSMC-North America and WaferTech of breach of the settlement agreement and implied covenant of good faith and fair dealing, in response to TSMC, TSMC-North America and WaferTech’s August complaint. In November 2006, SMIC filed a complaint with Beijing People’s High Court against TSMC, TSMC-North America and WaferTech, alleging defamation and breach of good faith. The California State Superior Court of Alameda County issued an Order on TSMC, TSMC-North America and WaferTech’s pre-trial motion for a preliminary injunction against SMIC on September 7, 2007. In the Order, the Court found “TSMC has demonstrated a significant likelihood that it will ultimately prevail on the merits of its claim for breach of certain paragraphs of the (2005) Settlement Agreement” with SMIC. The Court also found “TSMC has demonstrated a significant probability of establishing that SMIC retains and is using TSMC Information in SMIC’s 0.13um and smaller technologies, and there is significant threat of serious irreparable harm to TSMC if SMIC were to disclose or transfer that information before final resolution of the case.” Therefore, the Court ordered that, effective immediately, SMIC must provide advance notice and an opportunity for TSMC, TSMC-North America and WaferTech to object before disclosing items enumerated in the Court Order to SMIC’s third party partners. The Court, however, did not grant a preliminary injunction as requested by TSMC, TSMC-North America and WaferTech. The result of the above-mentioned litigation cannot be determined at this time.

j.	In April 2004, UniRAM Technology, Inc. filed an action with the US District Court in the Northern District of California against TSMC and TSMC North America, alleging patent infringement and trade secret misappropriation and seeking injunctive relief and damages. A jury in the District Court made a verdict in September 2007, awarding US$30.5 million to the plaintiff. TSMC intends to pursue remedies against this verdict.

k.	Amounts available under unused letters of credit as of September 30, 2007 were NT$6,480 thousand.
27.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFB for the Company and its investees:
a.	Financing provided: None;

b.	Endorsement/guarantee provided: None;

c.	Marketable securities held: Please see Table 1 attached;

d.	Marketable securities acquired or disposed of at costs or prices of at least NT$100 million or 20% of the paid-in capital: Please see Table 2 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$100 million or 20% of the paid-in capital: Please see Table 3 attached;

f.	Disposal of individual real estate properties at prices of at least NT$100 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: Please see Table 4 attached;

h.	Receivable from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 5 attached;

i.	Names, locations, and related information of investees on which the Company exercises significant influence: Please see Table 6 attached;

j.	Information about derivatives of investees over which the Company has a controlling interest:

TSMC-Shanghai entered into forward exchange contracts during the nine months ended September 30, 2007 to manage exposures due to foreign exchange rate fluctuations.

Outstanding forward exchange contracts as of September 30, 2007:

Contract
Amount
	Maturity Date	(in Thousands)
Sell US$/buy JPY	October 2007	JPY 12,000
For the nine months ended September 30, 2007, net gains arising from forward exchange contracts of TSMC-Shanghai were NT$1,572 thousand (including realized settlement gains of NT$1,458 thousand and valuation gains of NT$114 thousand).

Xintec entered into forward exchange contracts during the nine months ended September 30, 2007 to manage exposures due to foreign exchange rate fluctuations.

Outstanding forward exchange contracts as of September 30, 2007:

		Contract
		Amount
	Maturity Date	(in Thousands)
Sell US$/buy NT$	October 2007	US$	2,000
For the nine months ended September 30, 2007, net losses arising from forward exchange contracts of Xintec were NT$1,064 thousand (including realized settlement losses of NT$1,820 thousand and valuation gains of NT$756 thousand).
k.	Information on investment in Mainland China
1)	The name of the investee in mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, equity in the net gain or net loss, ending balance, amount received as dividends from the investee, and the limitation on investee: Please see Table 7 attached.

2)	Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in mainland China on financial reports: Please see Note 24.

TABLE 1
Taiwan Semiconductor Manufacturing Company Limited and Investees
MARKETABLE SECURITIES HELD
SEPTEMBER 30, 2007
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

				September 30, 2007
							Market Value or
				Shares/Units	Carrying Value	Percentage of	Net Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)	Ownership	(US$ in Thousands)	Note
The Company	Open-end mutual funds
	NITC Bond Fund	—	Available-for-sale financial assets	12,239	$2,037,514	N/A	$2,037,514

	Fuh Hwa Bond	—	”	144,073	1,943,446	N/A	1,943,446

	NITC Taiwan Bond	—	”	103,016	1,468,675	N/A	1,468,675

	ING Taiwan Bond Fund	—	”	85,581	1,304,561	N/A	1,304,561

	Prudential Financial Bond Fund	—	”	83,306	1,231,721	N/A	1,231,721

	President James Bond	—	”	77,128	1,203,732	N/A	1,203,732

	ING Taiwan Income Fund	—	”	63,947	1,024,476	N/A	1,024,476

	JF Taiwan Bond Fund	—	”	59,049	911,461	N/A	911,461

	Dresdner Bond DAM Fund	—	”	71,368	836,828	N/A	836,828

	Taishin Lucky Fund	—	”	68,945	715,509	N/A	715,509

	AIG Taiwan Bond Fund	—	”	54,469	702,353	N/A	702,353

	Cathay Bond	—	”	60,126	701,010	N/A	701,010

	JF Taiwan First Bond Fund	—	”	35,324	502,101	N/A	502,101

	HSBC Taiwan Money Management	—	”	27,416	411,812	N/A	411,812

	INVESCO Bond Fund	—	”	27,176	408,423	N/A	408,423

	Government bond
	2003 Government Bond Series B	—	Available-for-sale financial assets	—	2,346,950	N/A	2,346,950

	2004 Government Bond Series B	—	”	—	1,194,550	N/A	1,194,550

	2006 Government Bond Series D	—	”	—	399,200	N/A	399,200

	2004 Government Bond Series G	—	”	—	198,854	N/A	198,854

	2006 Government Bond Series D	—	Held-to-maturity financial assets	—	3,653,229	N/A	3,642,704

	2003 Government Bond Series B	—	”	—	1,647,923	N/A	1,645,861

	2003 Asian Development Bank Govt. Bond	—	”	—	850,276	N/A	875,103

	2003 Government Bond Series F	—	”	—	798,605	N/A	795,194

	2003 Government Bond Series H	—	”	—	400,927	N/A	399,782

	European Investment Bank Bonds	—	”	—	377,938	N/A	400,000

	2004 Kaohsiung Municipal Series B	—	”	—	249,998	N/A	250,004

	2003European Bank for Reconstruction and Development Govt. Bond Series A	—	”	—	89,522	N/A	90,000

	Corporate bond

				September 30, 2007
							Market Value or
				Shares/Units	Carrying Value	Percentage of	Net Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)	Ownership	(US$ in Thousands)	Note
	Hua Nan Bank	—	Available-for-sale financial assets	—	1,566,347	N/A	1,566,347

	Cathay Bank	—	”	—	1,175,130	N/A	1,175,130

	Taiwan Power Company	—	”	—	898,630	N/A	898,630

	Formosa Petrochemical Corporation	—	”	—	398,934	N/A	398,934

	Formosa Petrochemical Corporation	—	Held-to-maturity financial assets	—	3,577,937	N/A	3,542,148
	Taiwan Power Company	—	”	—	3,078,978	N/A	3,078,790

	Nan Ya Plastics Corporation	—	”	—	2,003,029	N/A	1,994,730

	CPC Corporation, Taiwan	—	”	—	1,200,368	N/A	1,199,372
(Continued)

				September 30, 2007
							Market Value or
				Shares/Units	Carrying Value	Percentage of	Net Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)	Ownership	(US$ in Thousands)	Note
	China Steel Corporation	—	Held-to-maturity financial assets	—	$1,000,000	N/A	$986,583
	Formosa Plastic Corporation	—	”	—	389,056	N/A	388,927

	Shanghai commercial & Saving Bank	—	”	—	291,138	N/A	291,067

	Stocks
	TSMC Global	Subsidiary	Investment accounted for using equity method	1	44,234,333	100	44,234,333

	TSMC International	Subsidiary	”	987,968	27,553,919	100	27,553,919

	SSMC	Investee accounted for using equity method	”	463	8,674,862	39	7,656,468

	VIS	Investee accounted for using equity method	”	616,240	10,760,885	36	18,025,034

	TSMC Partners	Subsidiary	”	300	4,667,437	100	4,667,437

	TSMC-North America	Subsidiary	”	11,000	2,227,896	100	2,227,896

	Xintec	Investee with a controlling financial interest	”	91,703	1,429,804	43	1,339,493

	GUC	Investee with a controlling financial interest	”	42,572	750,200	37	11,132,670

	TSMC-Japan	Subsidiary	”	6	102,257	100	102,257

	TSMC-Europe	Subsidiary	”	—	74,994	100	74,994

	TSMC-Korea	Subsidiary	”	80	16,014	100	16,014

	United Industrial Gases Co., Ltd.	—	Financial assets carried at cost	16,783	193,584	10	282,525

	Shin-Etsu Handotai Taiwan Co., Ltd.	—	”	10,500	105,000	7	292,174

	W.K. Technology Fund IV	—	”	4,000	40,000	2	56,641

	Hontung Venture Capital Co., Ltd.	—	”	2,633	26,329	10	24,196

	Fund
	Horizon Ventures Fund	—	Financial assets carried at cost	—	312,950	12	312,950

	Crimson Asia Capital	—	”	—	69,344	1	69,344

	Capital
	TSMC-Shanghai	Subsidiary	Investment accounted for using equity method	—	8,567,668	100	8,565,232

	VTAF II	Subsidiary	”	—	1,026,700	98	1,022,244

	VTAF III	Subsidiary	”	—	786,064	98	777,625

	Emerging Alliance	Subsidiary	”	—	683,002	99	683,002

	Chi Cheng	Subsidiary	”	—	170,542	36	629,106	Treasury stock of NT$458,564 thousand is deducted from the carrying value

	Hsin Ruey	Subsidiary	”	—	168,918	36	628,429	Treasury stock of NT$459,511 thousand is deducted from the carrying value

Chi Cherng	Stocks

	TSMC	Parent Company	Available-for-sale financial assets	17,032	1,078,125	—	1,078,125

	VIS	Investments accounted for using equity method	Investee accounted for using equity method	5,082	106,841	—	148,646
(Continued)

				September 30, 2007
								Market Value or
				Shares/Units	Carrying Value		Percentage of	Net Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
Hsin Ruey	Stocks
	TSMC	Parent Company	Available-for-sale financial assets	17,064		$1,080,146	—		$1,080,146
	VIS	Investee accounted for using equity method	Investments accounted for using equity method	3,748		83,524	—		109,617

TSMC International	Stocks
	InveStar	Subsidiary	Investments accounted for using equity method	9,207	US$	46,802	97	US$	46,802

	InveStar II	Subsidiary	„	51,300	US$	60,456	97	US$	60,456

	TSMC Development	Subsidiary	„	1	US$	668,997	100	US$	668,997

	TSMC Technology	Subsidiary	„	1	US$	6,444	100	US$	6,444

TSMC Development	WaferTech	Subsidiary	Investments accounted for using equity method	—	US$	264,777	100	US$	264,777

TSMC Partners	Common stock
	VisEra Holding Company	Investee accounted for using equity method	Investments accounted for using equity method	43,000	US$	65,629	49	US$	65,629

	TSMC Canada	Investee accounted for using equity method	„	2,300	US$	2,622	100	US$	2,622

Emerging Alliance	Common stock
	NetLogic Microsystems, Inc.	—	Financial assets at fair value through profit or loss	18	US$	650	—	US$	650

	Ikanos Communication, Inc.	—	Available-for-sale financial assets	280	US$	1,568	1	US$	1,568
	Global Investment Holding, Inc.	—	Financial assets carried at cost	10,800		$100,000	6		$100,000
	RichWave Technology Corp.	—	„	4,247	US$	1,648	13	US$	1,648

	Pixim, Inc.	—	„	1,036	US$	275	—	US$	275

	SiRF Technology Holdings	—	„	93	US$	1,743	3	US$	1,743

	Preferred stock
	Pixim, Inc.	—	Financial assets carried at cost	3,606	US$	862	2	US$	862
	Mosaic Systems, Inc.	—	„	2,481	US$	12	6	US$	12
	Miradia, Inc.	—	„	3,040	US$	1,000	3	US$	1,000
	Axiom Microdevices, Inc.	—	„	1,000	US$	1,000	1	US$	1,000
	Optichron, Inc.	—	„	714	US$	1,000	4	US$	1,000
	NuCORE Technology Inc.	—	„	2,254	US$	1,388	2	US$	1,388
	Next IO, Inc.	—	„	800	US$	500	2	US$	500
	Audience, Inc.	—	„	1,654	US$	250	1	US$	250
	Teknovus, Inc.	—	„	6,977	US$	1,327	3	US$	1,327
	Optimal Corporation	—	„	583	US$	600	4	US$	600
	Mobilygen	—	„	1,415	US$	750	1	US$	750

VTAF II	Common stock
	Yobon	—	Financial assets carried at cost	1,875	US$	919	13	US$	919
	Sentelic	—	„	1,200	US$	2,040	15	US$	2,040
	Leadtrend	—	„	1,265	US$	660	5	US$	660
	RichWave Technology Corp.	—	„	500	US$	231	2	US$	231
(Continued)

				September 30, 2007
								Market Value or
				Shares/Units	Carrying Value		Percentage of	Net Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	Preferred stock
	Powerprecise Solutions, Inc.	—	Financial assets carried at cost	1,445	US$	1,400	11	US$	1,400
	Tzero Technologies, Inc.	—	„	730	US$	1,500	2	US$	1,500
	Miradia, Inc.	—	„	3,416	US$	3,106	3	US$	3,106
	Axiom Microdevices, Inc.	—	„	5,044	US$	2,088	4	US$	2,088
	Next IO, Inc.	—	„	216	US$	182	—	US$	182
	Ageia Technologies, Inc.	—	„	2,030	US$	2,074	2	US$	2,074
	Audience, Inc.	—	„	2,988	US$	664	1	US$	664
	GemFire Corporation	—	„	600	US$	68	1	US$	68
	Optichron, Inc.	—	„	1,050	US$	1,844	2	US$	1,844
	Xceive	—	„	714	US$	1,000	2	US$	1,000
	5V Technologies, Inc.	—	„	2,357	US$	1,768	11	US$	1,768
	Power Analog Microelectronics	—	„	3,039	US$	2,409	13	US$	2,409
	Impinj, Inc.	—	„	475	US$	1,000	—	US$	1,000
	Beceem Communications	—	„	650	US$	1,600	1	US$	1,600
	Teknovus, Inc.	—	„	1,599	US$	454	—	US$	454
	Aquantia Corporation	—	„	1,786	US$	2,273	5	US$	2,273
	Pixim, Inc.	—	„	3,279	US$	641	2	US$	641

VTAF III	Common stock
	Mutual-Pak, Technology Co. LTD	—	Investment accounted for using equity method	4,090	US$	1,240	45	US$	1,240

	Preferred stock
	Quellan, Inc.	—	Financial assets carried at cost	2,991	US$	3,498	7	US$	3,498
	M2000, Inc.	—	„	1,500	US$	1,500	4	US$	1,500
	Exclara, Inc. (Formerly SynDiTec, Inc.)	—	„	14,477	US$	2,412	19	US$	2,412
	Validity Sensors, Inc.	—	„	5,333	US$	2,000	7	US$	2,000
	Silicon Technical Services, LLC.	—	„	915	US$	1,000	2	US$	1,000
	Neoconix, Inc.	—	„	2,458	US$	4,000	6	US$	4,000
	Advasense Sensors, Inc.	—	„	1,624	US$	1,500	6	US$	1,500
	Tilera, Inc.	—	„	1,698	US$	2,360	3	US$	2,360
	Auramicro, Inc.	—	„	2,500	US$	750	17	US$	750

	Convertible bond
	GTBF, Inc.	—	Financial assets carried at cost	—	US$	1,500	N/A	US$	1,500

InveStar	Common stock
	Monolithic Power Systems, Inc.	—	Financial assets at fair value through profit or loss	1,352	US$	34,337	4	US$	34,337
	Advanced Power Electronics Corp.	—	Available-for-sale financial assets	58	US$	19	—	US$	19

				September 30, 2007
								Market Value or
				Shares/Units	Carrying Value		Percentage of	Net Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	Capella Microsystems (Taiwan), Inc.	—	Financial assets carried at cost	530	US$	154	2	US$	154

	Preferred stock
	Integrated Memory Logic, Inc.	—	Financial assets carried at cost	2,872	US$	1,221	9	US$	1,221
	IP Unity, Inc.	—	„	1,008	US$	494	1	US$	494
	Sonics, Inc.	—	„	1,843	US$	3,530	2	US$	3,530
	NanoAmp Solutions, Inc.	—	„	541	US$	853	2	US$	853
	Memsic, Inc.	—	„	2,727	US$	1,500	9	US$	1,500
(Continued)

				September 30, 2007
								Market Value or
				Shares/Units	Carrying Value		Percentage of	Net Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
InveStar II	Common stock
	Monolithic Power Systems, Inc.	—	Financial assets at fair value through profit or loss	864	US$	21,958	3	US$	21,958

	Geo Vision, Inc.	—	„	6	US$	55	—	US$	55
	Rich Tek Technology Corp.	—	„	152	US$	1,819	—	US$	1,819
	Geo Vision, Inc.	—	Available-for-sale financial assets	15	US$	127	—	US$	127
	Rich Tek Technology Corp.	—	„	261	US$	3,133	—	US$	3,133
	Ralink Technology (Taiwan), Inc.	—	Financial assets carried at cost	2,383	US$	791	3	US$	791
	Capella Microsystems (Taiwan), Inc.	—	„	534	US$	210	2	US$	210
	Auden Technology MFG. Co., Ltd.	—	„	1,049	US$	223	4	US$	223
	EoNEX Technologies, Inc.	—	„	55	US$	3,048	5	US$	3,048
	Goyatek Technology, Corp.	—	„	2,088	US$	545	7	US$	545
	Trendchip Technologics Corp.	—	„	1,000	US$	574	4	US$	574
	EON Technology, Corp.	—	„	4,243	US$	1,175	6	US$	1,175
	eLCOS Microdisplay Technology, Ltd.	—	„	270	US$	27	1	US$	27
	Epic Communication, Inc.	—	„	191	US$	37	1	US$	37
	Sonics, Inc.	—	„	2,220	US$	32	3	US$	32

	Preferred stock
	Memsic, Inc.	—	Financial assets carried at cost	2,289	US$	1,560	7	US$	1,560
	NanoAmp Solutions, Inc.	—	„	375	US$	1,500	1	US$	1,500
	Kilopass Technology, Inc.	—	„	3,887	US$	2,000	6	US$	2,000
	FangTek, Inc.	—	„	6,931	US$	3,250	16	US$	3,250
	Sonics, Inc.	—	„	2,115	US$	3,082	3	US$	3,082
	eLCOS Microdisplay Technology, Ltd.	—	„	3,500	US$	3,500	8	US$	3,500
	Alchip Technologies Limited	—	„	6,128	US$	2,950	15	US$	2,950

	Convertible bond
	eLCOS Microdisplay Technology, Ltd.	—	Financial assets carried at cost	—	US$	200	N/A	US$	200

TSMC Global	Agency bonds
	Fed Hm Ln Pc Pool 1b1107	—	Available-for-sale financial assets	—	US$	558	N/A	US$	558
	Fed Hm Ln Pc Pool 1b1150	—	„	—	US$	1,043	N/A	US$	1,043
	Fed Hm Ln Pc Pool 1b1225	—	„	—	US$	145	N/A	US$	145
	Fed Hm Ln Pc Pool 1b2566	—	„	—	US$	170	N/A	US$	170
	Fed Hm Ln Pc Pool 1b2632	—	„	—	US$	185	N/A	US$	185
	Fed Hm Ln Pc Pool 1b2642	—	„	—	US$	249	N/A	US$	249
	Fed Hm Ln Pc Pool 1b2776	—	„	—	US$	347	N/A	US$	347
	Fed Hm Ln Pc Pool 1b2792	—	„	—	US$	234	N/A	US$	234
	Fed Hm Ln Pc Pool 1b2810	—	„	—	US$	305	N/A	US$	305

				September 30, 2007
								Market Value or
				Shares/Units	Carrying Value		Percentage of	Net Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	Fed Hm Ln Pc Pool 1g0038	—	„	—	US$	306	N/A	US$	306
	Fed Hm Ln Pc Pool 1g0053	—	„	—	US$	381	N/A	US$	381
	Fed Hm Ln Pc Pool 1g0104	—	„	—	US$	148	N/A	US$	148
	Fed Hm Ln Pc Pool 1g1282	—	„	—	US$	4,199	N/A	US$	4,199
	Fed Hm Ln Pc Pool 1g1411	—	„	—	US$	3,829	N/A	US$	3,829
	Fed Hm Ln Pc Pool 1g1616	—	„	—	US$	4,451	N/A	US$	4,451
(Continued)

				September 30, 2007
								Market Value or
				Shares/Units	Carrying Value		Percentage of	Net Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	Fed Hm Ln Pc Pool 1g1921	—	Available-for-sale financial assets	—	US$	4,353	N/A	US$	4,353
	Fed Hm Ln Pc Pool 1g2162	—	„	—	US$	5,787	N/A	US$	5,787
	Fed Hm Ln Pc Pool 1g2593	—	„	—	US$	5,595	N/A	US$	5,595
	Fed Hm Ln Pc Pool 1h2520	—	„	—	US$	2,753	N/A	US$	2,753
	Fed Hm Ln Pc Pool 1h2524	—	„	—	US$	2,062	N/A	US$	2,062
	Fed Hm Ln Pc Pool 1j0410	—	„	—	US$	5,881	N/A	US$	5,881
	Fed Hm Ln Pc Pool 780870	—	„	—	US$	765	N/A	US$	765
	Fed Hm Ln Pc Pool 781959	—	„	—	US$	4,264	N/A	US$	4,264
	Fed Hm Ln Pc Pool 782785	—	„	—	US$	264	N/A	US$	264
	Fed Hm Ln Pc Pool 782837	—	„	—	US$	518	N/A	US$	518
	Fed Hm Ln Pc Pool 782968	—	„	—	US$	1,182	N/A	US$	1,182
	Fed Hm Ln Pc Pool 783022	—	„	—	US$	551	N/A	US$	551
	Fed Hm Ln Pc Pool 783026	—	„	—	US$	315	N/A	US$	315
	Fed Hm Ln Pc Pool 847628	—	„	—	US$	3,299	N/A	US$	3,299
	Fed Hm Ln Pc Pool B19205	—	„	—	US$	7,288	N/A	US$	7,288
	Fed Hm Ln Pc Pool E89857	—	„	—	US$	1,361	N/A	US$	1,361
	Fed Hm Ln Pc Pool G11295	—	„	—	US$	1,167	N/A	US$	1,167
	Fed Hm Ln Pc Pool G12009	—	„	—	US$	3,760	N/A	US$	3,760
	Fed Hm Ln Pc Pool M80855	—	„	—	US$	3,037	N/A	US$	3,037
	Fed Home Ln Bank	—	„	—	US$	5,081	N/A	US$	5,081
	Federal Farm Cr Bks	—	„	—	US$	3,446	N/A	US$	3,446
	Federal Home Ln Bks	—	„	—	US$	8,928	N/A	US$	8,928
	Federal Home Ln Bks	—	„	—	US$	8,891	N/A	US$	8,891
	Federal Home Ln Bks	—	„	—	US$	4,938	N/A	US$	4,938
	Federal Home Ln Bks	—	„	—	US$	5,939	N/A	US$	5,939
	Federal Home Ln Bks	—	„	—	US$	4,956	N/A	US$	4,956
	Federal Home Ln Bks	—	„	—	US$	3,029	N/A	US$	3,029
	Federal Home Ln Bks	—	„	—	US$	6,183	N/A	US$	6,183
	Federal Home Ln Bks	—	„	—	US$	5,450	N/A	US$	5,450
	Federal Home Ln Bks	—	„	—	US$	5,982	N/A	US$	5,982
	Federal Home Ln Bks	—	„	—	US$	4,552	N/A	US$	4,552
	Federal Home Ln Bks	—	„	—	US$	9,008	N/A	US$	9,008
	Federal Home Ln Bks	—	„	—	US$	8,205	N/A	US$	8,205
	Federal Home Ln Mtg	—	„	—	US$	5,671	N/A	US$	5,671
	Federal Home Ln Mtg Corp.	—	„	—	US$	1,380	N/A	US$	1,380
	Federal Home Ln Mtg Corp.	—	„	—	US$	3,531	N/A	US$	3,531

				September 30, 2007
								Market Value or
				Shares/Units	Carrying Value		Percentage of	Net Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	Federal Home Ln Mtg Corp.	—	„	—	US$	2,234	N/A	US$	2,234
	Federal Home Ln Mtg Corp.	—	„	—	US$	856	N/A	US$	856
	Federal Home Ln Mtg Corp.	—	„	—	US$	3,532	N/A	US$	3,532
	Federal Home Ln Mtg Corp.	—	„	—	US$	76	N/A	US$	76
	Federal Home Ln Mtg Corp.	—	„	—	US$	2,574	N/A	US$	2,574
	Federal Home Ln Mtg Corp.	—	„	—	US$	2,992	N/A	US$	2,992
	Federal Home Ln Mtg Corp.	—	„	—	US$	2,414	N/A	US$	2,414
	Federal Home Ln Mtg Corp.	—	„	—	US$	1,183	N/A	US$	1,183
	Federal Home Ln Mtg Corp.	—	„	—	US$	7,278	N/A	US$	7,278
(Continued)

				September 30, 2007
								Market Value or
				Shares/Units	Carrying Value		Percentage of	Net Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	Federal Home Ln Mtg Corp.	—	Available-for-sale financial assets	—	US$	2,296	N/A	US$	2,296
	Federal Home Ln Mtg Corp.	—	„	—	US$	3,953	N/A	US$	3,953
	Federal Home Ln Mtg Corp.	—	„	—	US$	2,332	N/A	US$	2,332
	Federal Home Ln Mtg Corp.	—	„	—	US$	3,589	N/A	US$	3,589
	Federal Home Ln Mtg Corp.	—	„	—	US$	3,588	N/A	US$	3,588
	Federal Home Ln Mtg Corp.	—	„	—	US$	3,500	N/A	US$	3,500
	Federal Home Ln Mtg Corp.	—	„	—	US$	3,354	N/A	US$	3,354
	Federal Home Ln Mtg Corp.	—	„	—	US$	3,900	N/A	US$	3,900
	Federal Home Ln Mtg Disc Nts	—	„	—	US$	22,161	N/A	US$	22,161
	Federal Home Loan Bank	—	„	—	US$	4,556	N/A	US$	4,556
	Federal Home Loan Bank	—	„	—	US$	3,460	N/A	US$	3,460
	Federal Home Loan Bank	—	„	—	US$	8,121	N/A	US$	8,121
	Federal National Mort Assoc	—	„	—	US$	3,035	N/A	US$	3,035
	Federal Natl Mtg Assn	—	„	—	US$	4,439	N/A	US$	4,439
	Federal Natl Mtg Assn	—	„	—	US$	2,230	N/A	US$	2,230
	Federal Natl Mtg Assn	—	„	—	US$	2,400	N/A	US$	2,400
	Federal Natl Mtg Assn	—	„	—	US$	1,298	N/A	US$	1,298
	Federal Natl Mtg Assn	—	„	—	US$	5,011	N/A	US$	5,011
	Federal Natl Mtg Assn	—	„	—	US$	6,515	N/A	US$	6,515
	Federal Natl Mtg Assn	—	„	—	US$	8,550	N/A	US$	8,550
	Federal Natl Mtg Assn	—	„	—	US$	5,019	N/A	US$	5,019
	Federal Natl Mtg Assn	—	„	—	US$	5,027	N/A	US$	5,027
	Federal Natl Mtg Assn	—	„	—	US$	3,349	N/A	US$	3,349
	Federal Natl Mtg Assn	—	„	—	US$	2,006	N/A	US$	2,006
	Federal Natl Mtg Assn	—	„	—	US$	3,703	N/A	US$	3,703
	Federal Natl Mtg Assn	—	„	—	US$	4,503	N/A	US$	4,503
	Federal Natl Mtg Assn	—	„	—	US$	48	N/A	US$	48
	Federal Natl Mtg Assn Gtd	—	„	—	US$	1,844	N/A	US$	1,844
	Federal Natl Mtg Assn Medium	—	„	—	US$	3,473	N/A	US$	3,473
	Federal Natl Mtg Assn Mtn	—	„	—	US$	2,962	N/A	US$	2,962
	Federal Natl Mtg Assn Mtn	—	„	—	US$	3,152	N/A	US$	3,152
	Federal Natl Mtg Assn Mtn	—	„	—	US$	5,383	N/A	US$	5,383
	Federal Natl Mtg Assn Mtn	—	„	—	US$	3,766	N/A	US$	3,766
	Federal Natl Mtg Assn Mtn	—	„	—	US$	3,027	N/A	US$	3,027
	Fnma Pool 254507	—	„	—	US$	1,254	N/A	US$	1,254
	Fnma Pool 254834	—	„	—	US$	1,236	N/A	US$	1,236

				September 30, 2007
								Market Value or
				Shares/Units	Carrying Value		Percentage of	Net Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	Fnma Pool 255883	—	„	—	US$	3,189	N/A	US$	3,189
	Fnma Pool 555549	—	„	—	US$	1,409	N/A	US$	1,409
	Fnma Pool 555715	—	„	—	US$	176	N/A	US$	176
	Fnma Pool 632399	—	„	—	US$	391	N/A	US$	391
	Fnma Pool 662401	—	„	—	US$	586	N/A	US$	586
	Fnma Pool 667766	—	„	—	US$	1,332	N/A	US$	1,332
	Fnma Pool 680932	—	„	—	US$	1,142	N/A	US$	1,142
	Fnma Pool 681393	—	„	—	US$	2,431	N/A	US$	2,431
	Fnma Pool 685116	—	„	—	US$	600	N/A	US$	600
(Continued)

				September 30, 2007
								Market Value or
				Shares/Units	Carrying Value		Percentage of	Net Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	Fnma Pool 691283	—	Available-for-sale financial assets	—	US$	3,512	N/A	US$	3,512
	Fnma Pool 694287	—	„	—	US$	22	N/A	US$	22
	Fnma Pool 703711	—	„	—	US$	476	N/A	US$	476
	Fnma Pool 725095	—	„	—	US$	1,043	N/A	US$	1,043
	Fnma Pool 730033	—	„	—	US$	1,245	N/A	US$	1,245
	Fnma Pool 740934	—	„	—	US$	1,160	N/A	US$	1,160
	Fnma Pool 742232	—	„	—	US$	24	N/A	US$	24
	Fnma Pool 750798	—	„	—	US$	22	N/A	US$	22
	Fnma Pool 773246	—	„	—	US$	235	N/A	US$	235
	Fnma Pool 790828	—	„	—	US$	2,120	N/A	US$	2,120
	Fnma Pool 793025	—	„	—	US$	2,006	N/A	US$	2,006
	Fnma Pool 793932	—	„	—	US$	485	N/A	US$	485
	Fnma Pool 794040	—	„	—	US$	678	N/A	US$	678
	Fnma Pool 795548	—	„	—	US$	275	N/A	US$	275
	Fnma Pool 799664	—	„	—	US$	101	N/A	US$	101
	Fnma Pool 799868	—	„	—	US$	32	N/A	US$	32
	Fnma Pool 804764	—	„	—	US$	408	N/A	US$	408
	Fnma Pool 804852	—	„	—	US$	346	N/A	US$	346
	Fnma Pool 804962	—	„	—	US$	401	N/A	US$	401
	Fnma Pool 805163	—	„	—	US$	419	N/A	US$	419
	Fnma Pool 806642	—	„	—	US$	1,025	N/A	US$	1,025
	Fnma Pool 806721	—	„	—	US$	652	N/A	US$	652
	Fnma Pool 813641	—	„	—	US$	3,134	N/A	US$	3,134
	Fnma Pool 814418	—	„	—	US$	347	N/A	US$	347
	Fnma Pool 815626	—	„	—	US$	2,408	N/A	US$	2,408
	Fnma Pool 816594	—	„	—	US$	1,888	N/A	US$	1,888
	Fnma Pool 819423	—	„	—	US$	556	N/A	US$	556
	Fnma Pool 821129	—	„	—	US$	530	N/A	US$	530
	Fnma Pool 825395	—	„	—	US$	2,542	N/A	US$	2,542
	Fnma Pool 825398	—	„	—	US$	3,756	N/A	US$	3,756
	Fnma Pool 841069	—	„	—	US$	2,425	N/A	US$	2,425
	Fnma Pool 879906	—	„	—	US$	1,378	N/A	US$	1,378
	Fnma Pool 888249	—	„	—	US$	4,543	N/A	US$	4,543
	Fnma Pool 888388	—	„	—	US$	6,367	N/A	US$	6,367
	Fnma Pool 888499	—	„	—	US$	2,688	N/A	US$	2,688
	Fnma Pool 888502	—	„	—	US$	244	N/A	US$	244

				September 30, 2007
								Market Value or
				Shares/Units	Carrying Value		Percentage of	Net Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	Fnma Pool 888507	—	„	—	US$	934	N/A	US$	934
	Fnma Pool 888515	—	„	—	US$	2,109	N/A	US$	2,109
	Fnma Pool 888519	—	„	—	US$	128	N/A	US$	128
	Fnma Pool 888527	—	„	—	US$	71	N/A	US$	71
	Fnma Pool 900296	—	„	—	US$	3,366	N/A	US$	3,366
	Gnma Ii Pool 081150	—	„	—	US$	500	N/A	US$	500
	Gnma Ii Pool 081153	—	„	—	US$	1,602	N/A	US$	1,602
	Tennessee Valley Auth	—	„	—	US$	6,062	N/A	US$	6,062
(Continued)

				September 30, 2007
								Market Value or
				Shares/Units	Carrying Value		Percentage of	Net Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	Corporate bonds
	Abbott Labs	—	Available-for-sale financial assets	—	US$	1,508	N/A	US$	1,508
	Abbott Labs	—	„	—	US$	2,541	N/A	US$	2,541
	Allstate Life Global Fdg Secd	—	„	—	US$	2,994	N/A	US$	2,994
	American Gen Fin Corp.	—	„	—	US$	3,190	N/A	US$	3,190
	American Gen Fin Corp.	—	„	—	US$	3,475	N/A	US$	3,475
	American Gen Fin Corp.	—	„	—	US$	1,980	N/A	US$	1,980
	American Honda Fin Corp. Mtn	—	„	—	US$	9,371	N/A	US$	9,371
	Ameritech Capital Funding Co.	—	„	—	US$	2,820	N/A	US$	2,820
	Amgen Inc.	—	„	—	US$	2,938	N/A	US$	2,938
	Anz Cap Tr I	—	„	—	US$	973	N/A	US$	973
	Associates Corp. North Amer	—	„	—	US$	2,549	N/A	US$	2,549
	Atlantic Richfield Co.	—	„	—	US$	2,206	N/A	US$	2,206
	Axa Finl Inc.	—	„	—	US$	2,132	N/A	US$	2,132
	Bank One Corp.	—	„	—	US$	1,474	N/A	US$	1,474
	Bank One Corp.	—	„	—	US$	2,015	N/A	US$	2,015
	Bank Utd Houston Tx Mtbn	—	„	—	US$	519	N/A	US$	519
	Beneficial Corp. Mtn Bk Entry	—	„	—	US$	2,279	N/A	US$	2,279
	Bp Cap Mkts Plc	—	„	—	US$	4,515	N/A	US$	4,515
	Burlington Res Inc.	—	„	—	US$	3,642	N/A	US$	3,642
	Chase Manhattan Corp. New	—	„	—	US$	5,068	N/A	US$	5,068
	Chase Manhattan Corp. New	—	„	—	US$	2,103	N/A	US$	2,103
	Chubb Corp.	—	„	—	US$	2,127	N/A	US$	2,127
	Citi Group Hldgs Inc.	—	„	—	US$	2,973	N/A	US$	2,973
	Citi Group Inc. New	—	„	—	US$	2,436	N/A	US$	2,436
	Citigroup Fdg Inc.	—	„	—	US$	4,589	N/A	US$	4,589
	Cogentrix Energy Inc.	—	„	—	US$	3,710	N/A	US$	3,710
	Consolidated Edison Inc.	—	„	—	US$	2,974	N/A	US$	2,974
	Countrywide Fdg Corp. Mtn	—	„	—	US$	1,899	N/A	US$	1,899
	Credit Suisse First Boston USA	—	„	—	US$	2,209	N/A	US$	2,209
	Daimlerchrysler North Amer	—	„	—	US$	994	N/A	US$	994
	Dayton Hudson Corp.	—	„	—	US$	2,021	N/A	US$	2,021
	Deere John Cap Corp.	—	„	—	US$	5,975	N/A	US$	5,975
	Deere John Cap Corp. Mtn Bk Ent	—	„	—	US$	2,187	N/A	US$	2,187
	Dell Computer Corp.	—	„	—	US$	2,812	N/A	US$	2,812
	Diageo Plc	—	„	—	US$	3,498	N/A	US$	3,498

				September 30, 2007
								Market Value or
				Shares/Units	Carrying Value		Percentage of	Net Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	Emerson Elec Co.	—	„	—	US$	3,225	N/A	US$	3,225
	European Invt Bk	—	„	—	US$	6,219	N/A	US$	6,219
	Fifth Third Bk Cincinnati Oh	—	„	—	US$	2,470	N/A	US$	2,470
	Fleet Boston Corp.	—	„	—	US$	2,633	N/A	US$	2,633
	Ge Global Ins Hldg Corp.	—	„	—	US$	1,900	N/A	US$	1,900
	General Dynamics Corp.	—	„	—	US$	2,084	N/A	US$	2,084
	General Elec Cap Corp. Mtn	—	„	—	US$	3,946	N/A	US$	3,946
	General Elec Cap Corp. Mtn	—	„	—	US$	11,365	N/A	US$	11,365
	General Elec Cap Corp. Mtn	—	„	—	US$	4,820	N/A	US$	4,820
(Continued)

				September 30, 2007
								Market Value or
				Shares/Units	Carrying Value		Percentage of	Net Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	General Elec Cap Corp. Mtn	—	Available-for-sale financial assets	—	US$	2,108	N/A	US$	2,108
	General Re Corp.	—	„	—	US$	3,262	N/A	US$	3,262
	Genworth Finl Inc.	—	„	—	US$	3,265	N/A	US$	3,265
	Greenpoint Finl Corp.	—	„	—	US$	991	N/A	US$	991
	Hancock John Global Fdg II Mtn	—	„	—	US$	2,968	N/A	US$	2,968
	Hancock John Global Fdg II Mtn	—	„	—	US$	5,159	N/A	US$	5,159
	Hancock John Global Fdg Mtn	—	„	—	US$	995	N/A	US$	995
	Hartford Finl Svcs Group Inc.	—	„	—	US$	5,018	N/A	US$	5,018
	Hartford Finl Svcs Group Inc.	—	„	—	US$	1,334	N/A	US$	1,334
	Hbos Plc Medium Term Sr Nts	—	„	—	US$	2,997	N/A	US$	2,997
	Heller Finl Inc.	—	„	—	US$	1,934	N/A	US$	1,934
	Hewlett Packard Co.	—	„	—	US$	1,864	N/A	US$	1,864
	Household Fin Corp.	—	„	—	US$	2,929	N/A	US$	2,929
	Household Fin Corp.	—	„	—	US$	3,071	N/A	US$	3,071
	HSBC Fin Corp.	—	„	—	US$	4,466	N/A	US$	4,466
	Huntington National Bank	—	„	—	US$	1,853	N/A	US$	1,853
	Ing Sec Life Instl Fdg	—	„	—	US$	2,527	N/A	US$	2,527
	International Business Machs	—	„	—	US$	3,502	N/A	US$	3,502
	Intl Lease Fin Corp. Mtn	—	„	—	US$	2,952	N/A	US$	2,952
	Intl Lease Fin Corp. Mtn	—	„	—	US$	4,164	N/A	US$	4,164
	J P Morgan Chase + Co.	—	„	—	US$	3,289	N/A	US$	3,289
	Key Bk Na Med Term Nts Bk Entr	—	„	—	US$	4,440	N/A	US$	4,440
	Keycorp Mtn Book Entry	—	„	—	US$	3,036	N/A	US$	3,036
	Lehman Brothers Hldgs Inc.	—	„	—	US$	1,167	N/A	US$	1,167
	Lehman Brothers Hldgs Inc.	—	„	—	US$	1,634	N/A	US$	1,634
	Lehman Brothers Hldgs Inc.	—	„	—	US$	487	N/A	US$	487
	Lehman Brothers Hldgs Inc.	—	„	—	US$	984	N/A	US$	984
	Lehman Brothers Hldgs Inc.	—	„	—	US$	3,074	N/A	US$	3,074
	Lehman Brothers Hldgs Inc.	—	„	—	US$	1,063	N/A	US$	1,063
	Marshall + Ilsley Corp.	—	„	—	US$	8,488	N/A	US$	8,488
	Massmutual Global Fdg II Mtn	—	„	—	US$	3,673	N/A	US$	3,673
	Mbna America Bank Na Y	—	„	—	US$	6,498	N/A	US$	6,498
	Metropolitan Life Global Mtn	—	„	—	US$	3,455	N/A	US$	3,455
	Metropolitan Life Golbal Mtn	—	„	—	US$	3,376	N/A	US$	3,376
	Mgic Invt Corp.	—	„	—	US$	1,164	N/A	US$	1,164
	Mizuho Fin(Cayman)	—	„	—	US$	2,170	N/A	US$	2,170

				September 30, 2007
								Market Value or
				Shares/Units	Carrying Value		Percentage of	Net Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	Monumental Global Fdg II	—	„	—	US$	1,488	N/A	US$	1,488
	Monunmetal Global Fdg II	—	„	—	US$	1,987	N/A	US$	1,987
	Mony Group Inc.	—	„	—	US$	2,142	N/A	US$	2,142
	Morgan Stanley	—	„	—	US$	1,955	N/A	US$	1,955
	Morgan Stanley	—	„	—	US$	5,534	N/A	US$	5,534
	National City Corp.	—	„	—	US$	3,465	N/A	US$	3,465
	National Westminster Bk Plc	—	„	—	US$	1,300	N/A	US$	1,300
	Nationwide Life Global Fdg I	—	„	—	US$	3,573	N/A	US$	3,573
	Oracle Corp/Ozark Hldg Inc.	—	„	—	US$	1,999	N/A	US$	1,999
	Pepsico Inc Mtn Book Entry	—	„	—	US$	3,623	N/A	US$	3,623
(Continued)

				September 30, 2007
								Market Value or
				Shares/Units	Carrying Value		Percentage of	Net Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	Popular North Amer Inc.	—	Available-for-sale financial assets	—	US$	2,910	N/A	US$	2,910
	Praxair Inc.	—	„	—	US$	3,125	N/A	US$	3,125
	Premark Intl Inc.	—	„	—	US$	2,636	N/A	US$	2,636
	Pricoa Global Fdg I Mtn	—	„	—	US$	3,443	N/A	US$	3,443
	Principal Finl Group Australia	—	„	—	US$	1,010	N/A	US$	1,010
	Principal Life Global Fdg I Gl	—	„	—	US$	1,179	N/A	US$	1,179
	Protective Life Secd Trs	—	„	—	US$	2,956	N/A	US$	2,956
	Protective Life Secd Trs Mtn	—	„	—	US$	3,436	N/A	US$	3,436
	Public Svc Elec Gas Co.	—	„	—	US$	3,744	N/A	US$	3,744
	Regions Finl Corp. New	—	„	—	US$	2,391	N/A	US$	2,391
	Sbc Communications Inc.	—	„	—	US$	3,353	N/A	US$	3,353
	Sbc Communications Inc.	—	„	—	US$	706	N/A	US$	706
	Simon Ppty Group LP	—	„	—	US$	2,185	N/A	US$	2,185
	Simon Ppty Group LP	—	„	—	US$	999	N/A	US$	999
	Sp Powerassests Ltd. Global	—	„	—	US$	994	N/A	US$	994
	St Paul Cos Inc. Mtn Bk Ent	—	„	—	US$	2,543	N/A	US$	2,543
	Suntrust Bk Atlanta Ga Medium	—	„	—	US$	3,477	N/A	US$	3,477
	Us Bk Natl Assn Cincinnati Oh	—	„	—	US$	2,960	N/A	US$	2,960
	Vodafone Airtouch Plc	—	„	—	US$	1,670	N/A	US$	1,670
	Wachovia Corp. New	—	„	—	US$	3,152	N/A	US$	3,152
	Wachovia Corp. New	—	„	—	US$	3,479	N/A	US$	3,479
	Washington Mut Inc.	—	„	—	US$	1,701	N/A	US$	1,701
	Washington Post Co.	—	„	—	US$	3,025	N/A	US$	3,025
	Wells Fargo + Co. New	—	„	—	US$	2,979	N/A	US$	2,979
	Wells Fargo + Co. New Med Trm	—	„	—	US$	4,344	N/A	US$	4,344
	Westfield Cap Corp. Ltd.	—	„	—	US$	2,001	N/A	US$	2,001

	Corporate issued asset-backed securities
	Adjustable Rate Mortgage Trust	—	Available-for-sale financial assets	—	US$	44	N/A	US$	44
	American Home Mtg Invt Tr	—	„	—	US$	39	N/A	US$	39
	Americredit Auto Rec Tr	—	„	—	US$	1,004	N/A	US$	1,004
	Americredit Automobile Rec Tr	—	„	—	US$	1,527	N/A	US$	1,527
	Americredit Automobile Rec Tr	—	„	—	US$	3,257	N/A	US$	3,257
	Americredit Automobile Receiva	—	„	—	US$	1,910	N/A	US$	1,910
	Atlantic City Elc Trns Fdgllc	—	„	—	US$	241	N/A	US$	241
	Banc Amer Coml Mtg Inc.	—	„	—	US$	4,605	N/A	US$	4,605
	Banc Amer Fdg 2006 I Tr	—	„	—	US$	3,885	N/A	US$	3,885

				September 30, 2007
								Market Value or
				Shares/Units	Carrying Value		Percentage of	Net Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	Bear Stearns Adjustable Rate	—	„	—	US$	113	N/A	US$	113
	Bear Stearns Alt A Tr	—	„	—	US$	486	N/A	US$	486
	Bear Stearns Arm Tr	—	„	—	US$	3,148	N/A	US$	3,148
	Bear Stearns Arm Tr	—	„	—	US$	1,954	N/A	US$	1,954
	Bear Stearns Arm Tr	—	„	—	US$	252	N/A	US$	252
	Bear Stearns Coml Mtg Secs Inc.	—	„	—	US$	3,440	N/A	US$	3,440
	Bear Stearns Coml Mtg Secs Inc.	—	„	—	US$	5,259	N/A	US$	5,259
	Capital Auto Receivables Asset	—	„	—	US$	2,250	N/A	US$	2,250
	Capital Auto Receivables Asset	—	„	—	US$	3,249	N/A	US$	3,249
(Continued)

				September 30, 2007
								Market Value or
				Shares/Units	Carrying Value		Percentage of	Net Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	Capital One Auto Fin Tr	—	Available-for-sale financial assets	—	US$	2,637	N/A	US$	2,637
	Capital One Auto Fin Tr	—	„	—	US$	1,927	N/A	US$	1,927
	Capital One Auto Fin Tr	—	„	—	US$	4,620	N/A	US$	4,620
	Capital One Multi Asset Execut	—	„	—	US$	3,974	N/A	US$	3,974
	Capital One Multi Asset Execut	—	„	—	US$	2,980	N/A	US$	2,980
	Capital One Prime Auto Rec	—	„	—	US$	3,995	N/A	US$	3,995
	Capital One Prime Auto Receiva	—	„	—	US$	3,500	N/A	US$	3,500
	Capital One Prime Auto Receiv	—	„	—	US$	906	N/A	US$	906
	Caterpillar Finl Asset Tr	—	„	—	US$	3,278	N/A	US$	3,278
	Cbass Tr	—	„	—	US$	3,458	N/A	US$	3,458
	Cendant Rent Car Fdg Aesop Llc	—	„	—	US$	9,399	N/A	US$	9,399
	Chase Mtg Fin Tr	—	„	—	US$	902	N/A	US$	902
	Chase Mtg Fin Tr	—	„	—	US$	1,825	N/A	US$	1,825
	Chase Mtg Fin Tr	—	„	—	US$	2,684	N/A	US$	2,684
	Chase Mtge Finance Corp.	—	„	—	US$	2,629	N/A	US$	2,629
	Chase Mtge Finance Corp.	—	„	—	US$	1,732	N/A	US$	1,732
	Citi Equip Coll Tr	—	„	—	US$	462	N/A	US$	462
	Citi Equip Coll Tr	—	„	—	US$	4,018	N/A	US$	4,018
	Citicorp Mtg Secs	—	„	—	US$	309	N/A	US$	309
	Credit Suisse First Boston Mtg	—	„	—	US$	3,235	N/A	US$	3,235
	Credit Suisse First Boston Mtg	—	„	—	US$	7,206	N/A	US$	7,206
	Credit Suisse First Boston Mtg	—	„	—	US$	237	N/A	US$	237
	Credit Suisse First Boston Mtg	—	„	—	US$	6,879	N/A	US$	6,879
	Cwabs	—	„	—	US$	3,113	N/A	US$	3,113
	Cwabs Inc.	—	„	—	US$	116	N/A	US$	116
	Cwalt Inc.	—	„	—	US$	396	N/A	US$	396
	Cwmbs Inc.	—	„	—	US$	310	N/A	US$	310
	Cwmbs Inc.	—	„	—	US$	69	N/A	US$	69
	Cwmbs Inc.	—	„	—	US$	358	N/A	US$	358
	Cwmbs Inc.	—	„	—	US$	744	N/A	US$	744
	Daimlerchrysler Auto Tr	—	„	—	US$	4,323	N/A	US$	4,323
	Daimlerchrysler Auto Tr	—	„	—	US$	1,698	N/A	US$	1,698
	Deere John Owner Tr	—	„	—	US$	2,469	N/A	US$	2,469
	Drive Auto Receivables Tr	—	„	—	US$	1,778	N/A	US$	1,778
	First Franklin Mtg Ln Tr	—	„	—	US$	3,694	N/A	US$	3,694
	First Horizon	—	„	—	US$	47	N/A	US$	47

				September 30, 2007
								Market Value or
				Shares/Units	Carrying Value		Percentage of	Net Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	First Horizon Abs Tr	—	„	—	US$	402	N/A	US$	402
	First Un Natl Bk Coml Mtg Tr	—	„	—	US$	2,790	N/A	US$	2,790
	First Un Natl Bk Coml Mtg Tr	—	„	—	US$	5,225	N/A	US$	5,225
	First Un Natl Bk Coml Mtg Tr	—	„	—	US$	2,199	N/A	US$	2,199
	First Union Lehman Bros Mtg Tr	—	„	—	US$	161	N/A	US$	161
	Ford Credit Auto Owner Trust	—	„	—	US$	4,328	N/A	US$	4,328
	Ge Cap Cr Card Master Nt Tr	—	„	—	US$	2,853	N/A	US$	2,853
	Gs Mtg Secs Corp.	—	„	—	US$	3,402	N/A	US$	3,402
	Harley Davidson Motorcycle Tr	—	„	—	US$	4,337	N/A	US$	4,337
	Hertz Veh Fing Llc	—	„	—	US$	5,342	N/A	US$	5,342
(Continued)

				September 30, 2007
							Market Value or
				Shares/Units	Carrying Value		Percentage of	NetAsset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	Home Equity Mortgage Trust	—	Available-for-sale financial assets	—	US$	3,390	N/A	US$	3,390
	Home Equity Mtg Tr 2006 4	—	"	—	US$	2,656	N/A	US$	2,656
	Honda Auto Receivables	—	"	—	US$	3,379	N/A	US$	3,379
	Hsbc Automotive Tr	—	"	—	US$	2,188	N/A	US$	2,188
	Hyundai Auto Receivables Tr	—	"	—	US$	3,413	N/A	US$	3,413
	Hyundai Auto Receivables Tr	—	"	—	US$	3,824	N/A	US$	3,824
	JP Morgan Mtg Tr	—	"	—	US$	908	N/A	US$	908
	JP Morgan Mtg Tr	—	"	—	US$	919	N/A	US$	919
	JP Morgan Mtg Tr	—	"	—	US$	882	N/A	US$	882
	JP Morgan Mtg Tr	—	"	—	US$	884	N/A	US$	884
	Lb Ubs Coml Mtg Tr	—	"	—	US$	3,237	N/A	US$	3,237
	Luminent Mtg Tr	—	"	—	US$	707	N/A	US$	707
	Mastr Asset Backed	—	"	—	US$	3,152	N/A	US$	3,152
	Merrill Lynch Mtg Invs Inc.	—	"	—	US$	5,094	N/A	US$	5,094
	Morgan Stanley Ixis Estate Tr	—	"	—	US$	2,741	N/A	US$	2,741
	Nomura Asset Accep Corp.	—	"	—	US$	3,669	N/A	US$	3,669
	Onyx Accep Owner Tr	—	"	—	US$	2,011	N/A	US$	2,011
	Pg+E Energy Recovery Fdg Llc	—	"	—	US$	2,797	N/A	US$	2,797
	Residential Accredit Lns Inc.	—	"	—	US$	1,814	N/A	US$	1,814
	Residential Asset Mtg Prods	—	"	—	US$	2,289	N/A	US$	2,289
	Residential Asset Sec Mtg Pass	—	"	—	US$	712	N/A	US$	712
	Residential Fdg Mtg Secs I Inc.	—	"	—	US$	1,670	N/A	US$	1,670
	Residential Fdg Mtg Secs I Inc.	—	"	—	US$	3,573	N/A	US$	3,573
	Sequoia Mtg Tr	—	"	—	US$	389	N/A	US$	389
	Sequoia Mtg Tr	—	"	—	US$	312	N/A	US$	312
	Sequoia Mtg Tr	—	"	—	US$	512	N/A	US$	512
	Structured Adj Rate Mtg Ln Tr	—	"	—	US$	1,036	N/A	US$	1,036
	Structured Adj Rate Mtg Ln Tr	—	"	—	US$	349	N/A	US$	349
	Structured Adj Rate Mtg Ln Tr	—	"	—	US$	36	N/A	US$	36
	Structured Adj Rate Mtg Ln Tr	—	"	—	US$	221	N/A	US$	221
	Structured Asset Secs Corp.	—	"	—	US$	120	N/A	US$	120
	Terwin Mtg Tr	—	"	—	US$	3,847	N/A	US$	3,847
	Tiaa Seasoned Coml Mtg Tr	—	"	—	US$	4,055	N/A	US$	4,055
	Txu Elec Delivery Transition	—	"	—	US$	1,863	N/A	US$	1,863
	Usaa Auto Owner Tr	—	"	—	US$	4,249	N/A	US$	4,249
	Usaa Auto Owner Tr	—	"	—	US$	4,999	N/A	US$	4,999

				September 30, 2007
							Market Value or
				Shares/Units	Carrying Value		Percentage of	NetAsset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	Wamu Mtg	—	"	—	US$	3,439	N/A	US$	3,439
	Wamu Mtg	—	"	—	US$	848	N/A	US$	848
	Wamu Mtg Pass Through Ctfs	—	"	—	US$	170	N/A	US$	170
	Wamu Mtg Pass Thru Ctfs Tr	—	"	—	US$	4,143	N/A	US$	4,143
	Washington Mut Mtg Secs Corp.	—	"	—	US$	2,537	N/A	US$	2,537
	Wells Fargo Finl Auto Owner Tr	—	"	—	US$	4,953	N/A	US$	4,953
	Wells Fargo Mtg Backed Secs	—	"	—	US$	3,940	N/A	US$	3,940
	Wells Fargo Mtg Backed Secs	—	"	—	US$	3,948	N/A	US$	3,948
	Wells Fargo Mtg Bkd Secs	—	"	—	US$	2,231	N/A	US$	2,231
	Wells Fargo Mtg Bkd Secs	—	"	—	US$	3,085	N/A	US$	3,085
Continued

				September 30, 2007
							Market Value or
				Shares/Units	Carrying Value		Net Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership	(US$ in Thousands)		Note
	Wells Fargo Mtg Bkd Secs Tr	—	Available-for-sale financial assets	—	US$	2,244	N/A	US$	2,244
	Wfs Finl 2004 4 Owner Tr	—	"	—	US$	114	N/A	US$	114
	Wfs Finl 2005 2 Oner Tr	—	"	—	US$	2,233	N/A	US$	2,233
	Whole Auto Ln Tr	—	"	—	US$	386	N/A	US$	386
	Whole Auto Ln Tr	—	"	—	US$	2,420	N/A	US$	2,420

	Government bonds
	United States Treas Nts	—	Available-for-sale financial assets	—	US$	26,447	N/A	US$	26,447
	United States Treas Nts	—	"	—	US$	6,919	N/A	US$	6,919
	United States Treas Nts	—	"	—	US$	13,841	N/A	US$	13,841
	United States Treas Nts	—	"	—	US$	13,038	N/A	US$	13,038
	United States Treas Nts	—	"	—	US$	6,969	N/A	US$	6,969
	United States Treas Nts	—	"	—	US$	100,944	N/A	US$	100,944
	United States Treas Nts	—	"	—	US$	11,288	N/A	US$	11,288
	United States Treas Nts	—	"	—	US$	20,919	N/A	US$	20,919
	United States Treas Nts	—	"	—	US$	12,740	N/A	US$	12,740
	United States Treas Nts	—	"	—	US$	22,415	N/A	US$	22,415
	United States Treas Nts	—	"	—	US$	1,758	N/A	US$	1,758
	United States Treas Nts	—	"	—	US$	9,637	N/A	US$	9,637
	United States Treas Nts	—	"	—	US$	9,810	N/A	US$	9,810
	United States Treas Nts	—	"	—	US$	4,949	N/A	US$	4,949
	United States Treas Nts	—	"	—	US$	2,517	N/A	US$	2,517

	Corporate issued notes
	Barclays London	—	Available-for-sale financial assets	—	US$	5,000	N/A	US$	5,000
	Royal Bk Scotland Plc Ny	—	"	—	US$	5,000	N/A	US$	5,000

	Money market funds
	Ssga Cash Mgmt Global Offshore	—	Available-for-sale financial assets	—	US$	32,635	N/A	US$	32,635
(Concluded)

TABLE 2
Taiwan Semiconductor Manufacturing Company Limited and Investees
MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

					Beginning Balance		Acquisition		Disposal (Note2)				Ending Balance
						Amount	Shares/Units			Amount	Carrying Value	Gain (Loss) or		Amount (US$ in
	Marketable Securities Type and	Financial Statement		Nature of	Shares/Units	(US$ in	(in Thousands)	Amount (US$ in	Shares/Units	(US$ in	(US$ in	Disposal (US$ in	Shares/Units	Thousands)
Company Name	Name	Account	Counter-party	Relationship	(in Thousands)	Thousands)	(Note 1)	Thousands)	(in Thousands)	Thousands)	Thousands)	Thousands)	(in Thousands)	(Note 3)
The Company	Open-end mutual fund
	NITC Bond Fund	Available-for-sale financial assets	National Investment Trust Co., Ltd.	—	22,219	$3,655,939	—	$—	9,980	$1,650,000	$1,621,826	$28,174	12,239	$2,037,514
	ING Taiwan Bond Fund	„	ING Securities Investment Trust Co., Ltd.	—	175,156	2,639,459	85,581	1,300,000	175,156	2,656,012	2,604,862	51,150	85,581	1,304,561
	Fuh Hwa Bond	„	Fuh Hwa Investment Trust Co., Ltd.	—	125,122	1,667,908	41,290	556,000	22,339	300,000	295,611	4,389	144,073	1,943,446
	Prudential Financial Bond Fund	„	Prudential Financial Securities Investment Trust Enterprise	—	103,751	1,516,294	—	—	20,445	300,000	295,582	4,418	83,306	1,231,721
	Cathay Bond	„	Cathay Securities Investment Trust Co., Ltd.	—	109,720	1,265,092	60,126	700,000	109,720	1,271,995	1,251,264	20,731	60,126	701,010
	NITC Taiwan Bond	„	National Investment Trust Co., Ltd.	—	93,312	1,314,669	23,884	340,000	14,180	200,000	197,557	2,443	103,016	1,468,675
	JF Taiwan Bond Fund	„	JF Asset Management (Taiwan) Ltd.	—	85,145	1,299,088	32,507	500,000	58,603	900,000	883,347	16,653	59,049	911,461
	Dresdner Bond DAM Fund	„	Allianz Global Investors Taiwan Ltd.	—	95,553	1,107,206	17,082	200,000	41,267	480,000	472,022	7,978	71,368	836,828
	JF Taiwan First Bond Fund	„	JF Asset Management (Taiwan) Limited	—	66,826	939,082	42,360	600,000	73,862	1,044,083	1,026,603	17,480	35,324	502,101
	ING Taiwan Select Bond Fund	„	ING Securities Investment Trust Co., Ltd.	—	76,593	868,076	—	—	76,593	872,639	857,682	14,957	—	—
	Shinkong Chi-Shin Fund	„	Shinkong Investment Trust Co., Ltd.	—	62,183	890,660	—	—	62,183	896,299	879,940	16,359	—	—
	President James Bond	„	Uni-President Assets Management Corp.	—	65,496	1,010,426	77,128	1,200,000	65,496	1,016,917	1,000,599	16,318	77,128	1,203,732
	Taishin Lucky Fund	„	Taishin Investment Trust Co., Ltd.	—	78,624	806,386	—	—	9,679	100,000	98,476	1,524	68,945	715,509
	HSBC Taiwan Money Management	„	HSBC Asset Management (Taiwan) Ltd.	—	34,093	506,250	—	—	6,677	100,000	98,059	1,941	27,416	411,812
	TIIM High Yield Fund	„	Taiwan International Investment management	—	44,685	554,863	—	—	44,685	557,263	550,724	6,539	—	—
	AIG Taiwan Bond Fund	„	AIG Global Asset management Corporation (Taiwan) Ltd.	—	78,629	1,002,595	54,469	700,000	78,629	1,008,733	1,000,000	8,733	54,469	702,353
	JIH SUN Bond Fund	„	JIH SUN Securities Investment Trust Co., Ltd.	—	88,165	1,202,901	—	—	88,165	1,209,618	1,200,000	9,618	—	—
	Mega Diamond Bond Fund	„	Mega Investment Trust Co., Ltd.	—	139,333	1,602,947	94,744	1,100,000	234,077	2,721,023	2,700,000	21,023	—	—
	Polaris De-Bao Fund	„	Polaris International Securities Investment Trust Co., Ltd.	—	63,273	701,069	17,862	200,000	81,135	909,936	900,000	9,936	—	—

	Government bond
	2004 Government Bond Series B	Available-for-sale financial assets	Chung Shing Bills Finance Corp. and several financial institutions	—	—	999,779	—	200,280	—	—	—	—	—	1,194,550
	2003 Government Bond Series B	„	„	—	—	998,288	—	1,348,634	—	—	—	—	—	2,346,950
	2004 Government Bond Series G	„	„	—	—	—	—	201,561	—	—	—	—	—	198,854
	2006 Government Bond Series D	„	„	—	—	—	—	400,778	—	—	—	—	—	399,200
	2005 Government Bond Series A	Held-to-maturity financial assets	„	—	—	3,049,919	—	—	—	3,050,000	3,050,000	—	—	—
	2002 Government Bond Series B	„	„	—	—	350,399	—	—	—	350,000	350,000	—	—	—
	2004 Kaohsiung Municipal Series B	„	„	—	—	620,000	—	—	—	620,000	620,000	—	—	—
(Continued)

					Beginning Balance			Acquisition			Disposal (Note2)							Ending Balance
						Amount		Shares/Units				Amount		Carrying Value		Gain (Loss) or			Amount (US$ in
	Marketable Securities Type and	Financial Statement		Nature of	Shares/Units	(US$ in		(in Thousands)	Amount (US$ in		Shares/Units	(US$ in		(US$ in		Disposal (US$ in		Shares/Units	Thousands)
Company Name	Name	Account	Counter-party	Relationship	(in Thousands)	Thousands)		(Note 1)	Thousands)		(in Thousands)	Thousands)		Thousands)		Thousands)		(in Thousands)	(Note 3)
	Corporate bond
	Taiwan Power Company	Available-for-sale financial assets	Chung Shing Bills Finance Corp.	—	—		$1,046,799	—		$—	—		$150,000		$150,000		$—	—		$898,630
	Taiwan Power Company	Held-to-maturity financial assets	„	—	—		4,080,391	—		—	—		1,010,000		1,010,000		—	—		3,078,978
	Formosa Plastic Corporation	„	„	—	—		516,663	—		—	—		136,000		136,000		—	—		389,056
	Nan Ya Plastics Corporation	„	„	—	—		2,773,810	—		—	—		772,000		772,000		—	—		2,003,029
	CPC Corporation, Taiwan	„	„	—	—		1,451,378	—		—	—		250,000		250,000		—	—		1,200,368

	Stock
	Xintec	Investee accounted for using equity method	—	Investee with a controlling interest	—		—	90,526		1,357,890	—		—		—		—	91,703		1,429,804
	VIS	„	—	Investment accounted for using equity method	442,262		5,741,870	169,600		4,927,865	—		—		—		—	616,240		10,760,885
	Capital
	VTAF II	Investee accounted for using equity method	—	Subsidiary	—		733,130	—		310,157	—		—		—		—	—		1,026,700
	VTAT III	„	—	Subsidiary	—		228,005	—		591,908	—		—		—		—	—		786,064

	Common stock
Emerging Alliance	SiRF Technology Holdings	Financial assets carried at cost	—	—	1,325	US$	1,800	183	US$	3,437	1.415	US$	7,607	US$	3,494	US$	4,112	93	US$	1,743

	Preferred stock
VTAF III	Neoconix, Inc.	Financial assets carried at cost	—	—	—		—	2,458	US$	4,000	—		—		—		—	2,458	US$	4,000

TSMC Global	Agency bonds
	Fed Hm Ln Pc Pool 1g1282	Available-for-sale financial assets	—	—	—		—	—	US$	4,378	—		—		—		—	—	US$	4,199
	Fed Hm Ln Pc Pool 1g1411	„	—	—	—		—	—	US$	4,424	—		—		—		—	—	US$	3,829
	Fed Hm Ln Pc Pool 1g1616	„	—	—	—		—	—	US$	4,436	—		—		—		—	—	US$	4,451
	Fed Hm Ln Pc Pool 1g1921	„	—	—	—		—	—	US$	4,404	—		—		—		—	—	US$	4,353
	Fed Hm Ln Pc Pool 1g2162	„	—	—	—		—	—	US$	5,757	—		—		—		—	—	US$	5,787
	Fed Hm Ln Pc Pool 1g2593	„	—	—	—		—	—	US$	5,600	—		—		—		—	—	US$	5,595
	Fed Hm Ln Pc Pool 1j0410	„	—	—	—		—	—	US$	6,024	—		—		—		—	—	US$	5,881
	Fed Hm Ln Pc Pool G12009	„	—	—	—		—	—	US$	3,935	—		—		—		—	—	US$	3,760
	Fed Home Ln Bank	„	—	—	—		—	—	US$	5,035	—		—		—		—	—	US$	5,081
	Federal Farm Cr Bks	„	—	—	—		—	—	US$	3,411	—		—		—		—	—	US$	3,446
	Federal Home Ln Bks	„	—	—	—		—	—	US$	5,365	—		—		—		—	—	US$	5,450
	Federal Home Ln Bks	„	—	—	—	US$	4,920	—		—	—	US$	4,938	US$	4,872	US$	66	—		—
	Federal Home Ln Bks	„	—	—	—	US$	12,279	—		—	—	US$	12,367	US$	12,233	US$	134	—		—
	Federal Home Ln Bks	„	—	—	—	US$	6,905	—		—	—	US$	6,947	US$	6,881	US$	66	—		—
	Federal Home Ln Bks	„	—	—	—		—	—	US$	8,137	—		—		—		—	—	US$	8,205
	Federal Home Ln Bks	„	—	—	—	US$	7,506	—		—	—	US$	7,500	US$	7,490	US$	10	—		—
	Federal Home Ln Bks	„	—	—	—		—	—	US$	4,494	—		—		—		—	—	US$	4,552
	Federal Home Ln Bks	„	—	—	—		—	—	US$	8,983	—		—		—		—	—	US$	9,008
	Federal Home Ln Mtg	„	—	—	—		—	—	US$	6,513	—		—		—		—	—	US$	5,671
	Federal Home Ln Mtg Corp.	„	—	—	—	US$	6,440	—		—	—	US$	6,453	US$	6,410	US$	43	—		—
	Federal Home Ln Mtg Corp.	„	—	—	—	US$	5,948	—		—	—	US$	5,966	US$	5,930	US$	36	—		—
	Federal Home Ln Mtg Corp.	„	—	—	—		—	—	US$	6,000	—	US$	6,000	US$	6,000		—	—		—
	Federal Home Ln Mtg Corp.	„	—	—	—		—	—	US$	3,868	—		—		—		—	—	US$	3,588

					Beginning Balance		Acquisition			Disposal (Note2)							Ending Balance
						Amount	Shares/Units				Amount		Carrying Value		Gain (Loss) or			Amount (US$ in
	Marketable Securities Type and	Financial Statement		Nature of	Shares/Units	(US$ in	(in Thousands)	Amount (US$ in		Shares/Units	(US$ in		(US$ in		Disposal (US$ in		Shares/Units	Thousands)
Company Name	Name	Account	Counter-party	Relationship	(in Thousands)	Thousands)	(Note 1)	Thousands)		(in Thousands)	Thousands)		Thousands)		Thousands)		(in Thousands)	(Note 3)
	Federal Home Ln Mtg Corp.	„	—	—	—	—	—	US$	4,354	—		—		—		—	—	US$	3,900
	Federal Home Ln Mtg Disc Nts	„	—	—	—	—	—	US$	21,985	—		—		—		—	—	US$	22,161
	Federal Home Loan Bank	„	—	—	—	—	—	US$	4,518	—		—		—		—	—	US$	4,556
	Federal Home Loan Bank	„	—	—	—	—	—	US$	5,083	—	US$	4,981	US$	5,083	US$	(102)	—		—
	Federal Home Loan Bank	„	—	—	—	—	—	US$	3,453	—		—		—		—	—	US$	3,460
	Federal National Mort Assoc	„	—	—	—	—	—	US$	3,250	—		—		—		—	—	US$	3,035
(Continued)

					Beginning Balance			Acquisition			Disposal (Note2)							Ending Balance
						Amount		Shares/Units				Amount		Carrying Value		Gain (Loss) or			Amount (US$ in
	Marketable Securities Type and	Financial Statement		Nature of	Shares/Units	(US$ in		(in Thousands)	Amount (US$ in		Shares/Units	(US$ in		(US$ in		Disposal (US$ in		Shares/Units	Thousands)
Company Name	Name	Account	Counter-party	Relationship	(in Thousands)	Thousands)		(Note 1)	Thousands)		(in Thousands)	Thousands)		Thousands)		Thousands)		(in Thousands)	(Note 3)
	Federal Natl Mtg Assn	Available-for-sale financial assets	—	—	—	US$	—	—	US$	4,982	—	US$	—	US$	—	US$	—	—	US$	5,011
	Federal Natl Mtg Assn	„	—	—	—		—	—	US$	6,500	—		—		—		—	—	US$	6,515
	Federal Natl Mtg Assn	„	—	—	—		—	—	US$	8,458	—		—		—		—	—	US$	8,550
	Federal Natl Mtg Assn	„	—	—	—		—	—	US$	4,997	—		—		—		—	—	US$	5,019
	Federal Natl Mtg Assn	„	—	—	—		—	—	US$	4,500	—		—		—		—	—	US$	4,503
	Federal Natl Mtg Assn	„	—	—	—	US$	14,973	—		—	—	US$	14,993	US$	14,931	US$	62	—		—
	Federal Natl Mtg Assn	„	—	—	—		—	—	US$	4,368	—	US$	4,319	US$	4,368	US$	(49)	—		—
	Federal Natl Mtg Assn	„	—	—	—	US$	6,511	—		—	—	US$	6,514	US$	6,516	US$	(2)	—		—
	Federal Natl Mtg Assn	„	—	—	—	US$	5,915	—		—	—	US$	5,933	US$	5,885	US$	48	—		—
	Federal Natl Mtg Assn	„	—	—	—	US$	7,868	—		—	—	US$	7,926	US$	7,834	US$	92	—		—
	Federal Natl Mtg Assn	„	—	—	—	US$	3,943	—		—	—	US$	3,957	US$	3,950	US$	7	—		—
	Federal Natl Mtg Assn	„	—	—	—	US$	19,766	—		—	—	US$	19,844	US$	19,702	US$	142	—		—
	Federal Natl Mtg Assn	„	—	—	—	US$	10,467	—		—	—	US$	10,477	US$	10,459	US$	18	—		—
	Federal Natl Mtg Assn	„	—	—	—		—	—	US$	4,994	—		—		—		—	—	US$	5,027
	Federal Natl Mtg Assn Mtn	„	—	—	—		—	—	US$	3,733	—		—		—		—	—	US$	3,766
	Fnma Pool 691283	„	—	—	—		—	—	US$	3,486	—		—		—		—	—	US$	3,512
	Fnma Pool 888249	„	—	—	—		—	—	US$	4,822	—		—		—		—	—	US$	4,543
	Fnma Pool 888388	„	—	—	—		—	—	US$	6,530	—		—		—		—	—	US$	6,367
	Fnma Pool 900296	„	—	—	—		—	—	US$	4,336	—		—		—		—	—	US$	3,366

	Corporate bonds
	American Express Co.	Available-for-sale financial assets	—	—	—	US$	3,452	—		—	—	US$	3,466	US$	3,432	US$	34	—		—
	American Honda Fin Corp. Mtn	„	—	—	—	US$	3,092	—	US$	6,220	—		—		—		—	—	US$	9,371
	Bear Stearns Cos Inc.	„	—	—	—	US$	3,379	—		—	—	US$	3,395	US$	3,340	US$	55	—		—
	Bp Cap Mkts Plc	„	—	—	—		—	—	US$	4,496	—		—		—		—	—	US$	4,515
	Burlington Res Inc.	„	—	—	—		—	—	US$	3,648	—		—		—		—	—	US$	3,642
	Citigroup Fdg Inc.	„	—	—	—		—	—	US$	4,587	—		—		—		—	—	US$	4,589
	Credit Suisse First Boston USA	„	—	—	—		—	—	US$	3,175	—	US$	3,105	US$	3,175	US$	(70)	—		—
	Deere John Cap Corp.	„	—	—	—	US$	4,928	—		—	—	US$	4,945	US$	4,899	US$	46	—		—
	Deere John Cap Corp.	„	—	—	—		—	—	US$	5,900	—		—		—		—	—	US$	5,975
	European Invt Bk	„	—	—	—	US$	3,970	—		—	—	US$	3,973	US$	3,930	US$	43	—		—
	Federal Home Ln Bks	„	—	—	—	US$	7,937	—		—	—	US$	7,964	US$	7,937	US$	27	—		—
	General Elec Cap Corp. Mtn	„	—	—	—	US$	8,759	—		—	—	US$	8,793	US$	8,716	US$	77	—		—
	General Elec Cap Corp. Mtn	„	—	—	—		—	—	US$	4,816	—		—		—		—	—	US$	4,820
	Genworth Finl Inc.	„	—	—	—		—	—	US$	3,250	—		—		—		—	—	US$	3,265
	Goldman Sachs Group Inc.	„	—	—	—	US$	3,456	—		—	—	US$	3,471	US$	3,453	US$	18	—		—
	Goldman Sachs Group Inc.	„	—	—	—	US$	4,989	—		—	—	US$	5,011	US$	4,941	US$	70	—		—
	Hbos Plc Medium Term Sr Nts	„	—	—	—	US$	3,205	—		—	—	US$	3,215	US$	3,182	US$	33	—		—
	Household Fin Corp.	„	—	—	—		—	—	US$	3,120	—		—		—		—	—	US$	3,071
	HSBC Fin Corp.	„	—	—	—		—	—	US$	4,468	—		—		—		—	—	US$	4,466
	HSBC Fin Corp.	„	—	—	—	US$	3,028	—		—	—	US$	3,028	US$	3,028		—	—		—
	HSBC Fin Corp. Mtn	„	—	—	—	US$	5,096	—		—	—	US$	5,114	US$	5,066	US$	48	—		—
	International Business Machs	„	—	—	—		—	—	US$	3,496	—		—		—		—	—	US$	3,502
	Lehman Brothers Hldgs Inc.	„	—	—	—		—	—	US$	3,150	—		—		—		—	—	US$	3,074
	Lehman Brothers Hldgs Inc.	„	—	—	—	US$	3,150	—		—	—	US$	3,152	US$	3,150	US$	2	—		—
	Massmutual Global Fdg Ii Mtn	„	—	—	—		—	—	US$	3,647	—		—		—		—	—	US$	3,673

					Beginning Balance			Acquisition			Disposal (Note2)							Ending Balance
						Amount		Shares/Units				Amount		Carrying Value		Gain (Loss) or			Amount (US$ in
	Marketable Securities Type and	Financial Statement		Nature of	Shares/Units	(US$ in		(in Thousands)	Amount (US$ in		Shares/Units	(US$ in		(US$ in		Disposal (US$ in		Shares/Units	Thousands)
Company Name	Name	Account	Counter-party	Relationship	(in Thousands)	Thousands)		(Note 1)	Thousands)		(in Thousands)	Thousands)		Thousands)		Thousands)		(in Thousands)	(Note 3)
	Merrill Lynch + Co Inc.	„	—	—	—	US$	3,453	—		—	—	US$	3,464	US$	3,426	US$	38	—		—
	Merrill Lynch + Co Inc.	„	—	—	—	US$	4,865	—		—	—	US$	4,880	US$	4,842	US$	38	—		—
	Metropolitan Life Golbal Mtn	„	—	—	—		—	—	US$	3,325	—		—		—		—	—	US$	3,376
	Morgan Stanley	„	—	—	—	US$	2,126	—	US$	3,337	—		—		—		—	—	US$	5,534
	Nucor Corp.	„	—	—	—	US$	3,797	—		—	—	US$	3,790	US$	3,811	US$	(21)	—		—
	Slm Corp Medium Term Nts	„	—	—	—	US$	8,998	—		—	—	US$	9,008	US$	8,949	US$	59	—		—
	Wachovia Corp New	„	—	—	—		—	—	US$	3,491	—		—		—		—	—	US$	3,479
	Wachovia Corp New	„	—	—	—	US$	2,040	—	US$	1,534	—	US$	3,563	US$	3,582	US$	(19)	—		—
	Wachovia Corp New	„	—	—	—		—	—	US$	3,100	—		—		—		—	—	US$	3,152
	Washington Mut Bk Fa	„	—	—	—	US$	3,997	—		—	—	US$	3,998	US$	4,000	US$	(2)	—		—
(Continued)

					Beginning Balance			Acquisition			Disposal (Note2)							Ending Balance
						Amount		Shares/Units				Amount		Carrying Value		Gain (Loss) or			Amount (US$ in
	Marketable Securities Type and	Financial Statement		Nature of	Shares/Units	(US$ in		(in Thousands)	Amount (US$ in		Shares/Units	(US$ in		(US$ in		Disposal (US$ in		Shares/Units	Thousands)
Company Name	Name	Account	Counter-party	Relationship	(in Thousands)	Thousands)		(Note 1)	Thousands)		(in Thousands)	Thousands)		Thousands)		Thousands)		(in Thousands)	(Note 3)
	Corporate issued asset-backed securities
	Ba Cr Card Tr	Available-for-sale financial assets	—	—	—	US$	4,300	—	US$	—	—	US$	4,260	US$	4,350	US$	(90)	—	US$	—
	Banc Amer Coml Mtg Inc.	„	—	—	—		—	—	US$	4,591	—		—		—		—	—	US$	4,605
	Bear Stearns Coml Mtg Secs Inc.	„	—	—	—		—	—	US$	5,259	—		—		—		—	—	US$	5,259
	Capital One Prime Auto Receiva	„	—	—	—		—	—	US$	3,500	—		—		—		—	—	US$	3,500
	Caterpillar Finl Asset Tr	„	—	—	—	US$	8,142	—			—	US$	4,940	US$	4,904	US$	36	—	US$	3,278
	Credit Suisse First Boston Mtg	„	—	—	—		—	—	US$	7,613	—		—		—		—	—	US$	7,206
	Credit Suisse First Boston Mtg	„	—	—	—		—	—	US$	7,637	—		—		—		—	—	US$	6,879
	First Un Natl Bk Coml Mtg Tr	„	—	—	—		—	—	US$	5,188	—		—		—		—	—	US$	5,225
	Gsamp Tr	„	—	—	—	US$	4,251	—			—	US$	3,868	US$	4,241	US$	(373)	—		—
	Honda Auto Receivables	„	—	—	—		—	—	US$	3,373	—		—		—		—	—	US$	3,379
	Mbna Cr Card Master Nt Tr	„	—	—	—		—	—	US$	4,500	—	US$	4,449	US$	4,500	US$	(51)	—		—
	Mbna Master Cr Card Tr II	„	—	—	—	US$	7,605	—		—	—	US$	7,552	US$	7,653	US$	(101)	—		—
	Nissan Auto Receivables	„	—	—	—	US$	3,928	—		—	—	US$	3,928	US$	3,943	US$	(15)	—		—
	Providian Gateway Owner Tr	„	—	—	—	US$	3,942	—		—	—	US$	3,961	US$	3,911	US$	50	—		—
	Tiaa Seasoned Coml Mtg Tr	„	—	—	—		—	—	US$	4,171	—		—		—		—	—	US$	4,055
	Tw Hotel Fdg 2005 Llc	„	—	—	—	US$	4,103	—		—	—	US$	3,325	US$	3,338	US$	(13)	—		—
	Usaa Auto Owner Tr	„	—	—	—		—	—	US$	4,999	—		—		—		—	—	US$	4,999
	Wamu Mtg	„	—	—	—		—	—	US$	3,656	—		—		—		—	—	US$	3,439
	Wamu Mtg Pass Thru Ctfs Tr	„	—	—	—		—	—	US$	4,854	—		—		—		—	—	US$	4,143
	Wells Fargo Finl Auto Owner Tr	„	—	—	—	US$	4,986	—		—	—	US$	3,535	US$	3,515	US$	20	—		—
	Wells Fargo Mtg Backed Secs	„	—	—	—		—	—	US$	3,935	—		—		—		—	—	US$	3,940

	Government Bond
	United States Treas Nts	Available-for-sale financial assets	—	—	—		—	—	US$	5,059	—	US$	5,007	US$	5,059	US$	(52)	—		—
	United States Treas Nts	„	—	—	—		—	—	US$	42,302	—	US$	16,173	US$	16,174	US$	(1)	—	US$	26,447
	United States Treas Nts	„	—	—	—		—	—	US$	6,837	—		—		—		—	—	US$	6,919
	United States Treas Nts	„	—	—	—	US$	5,936	—		—	—	US$	5,936	US$	5,944	US$	(8)	—		—
	United States Treas Nts	„	—	—	—		—	—	US$	12,876	—		—		—		—	—	US$	13,038
	United States Treas Nts	„	—	—	—		—	—	US$	18,758	—	US$	4,989	US$	4,962	US$	27	—	US$	13,841
	United States Treas Nts	„	—	—	—	US$	12,350	—		—	—	US$	12,363	US$	12,295	US$	68	—		—
	United States Treas Nts	„	—	—	—	US$	4,009	—		—	—	US$	4,019	US$	3,996	US$	23	—		—
	United States Treas Nts	„	—	—	—		—	—	US$	271,758	—	US$	271,969	US$	271,758	US$	211	—		—
	United States Treas Nts	„	—	—	—		—	—	US$	34,573	—	US$	34,574	US$	34,573	US$	1	—		—
	United States Treas Nts	„	—	—	—	US$	56,526	—	US$	131,185	—	US$	187,636	US$	187,804	US$	(168)	—		—
	United States Treas Nts	„	—	—	—	US$	60,929	—		—	—	US$	60,813	US$	61,165	US$	(352)	—		—
	United States Treas Nts	„	—	—	—		—	—	US$	133,758	—	US$	112,103	US$	111,594	US$	509	—	US$	22,415
	United States Treas Nts	„	—	—	—		—	—	US$	16,788	—	US$	15,007	US$	15,043	US$	(36)	—	US$	1,758
	United States Treas Nts	„	—	—	—		—	—	US$	20,692	—		—		—		—	—	US$	20,919
	United States Treas Nts	„	—	—	—		—	—	US$	41,816	—	US$	30,716	US$	30,586	US$	130	—	US$	11,288
	United States Treas Nts	„	—	—	—		—	—	US$	29,438	—	US$	20,089	US$	19,959	US$	130	—	US$	9,637
	United States Treas Nts	„	—	—	—		—	—	US$	19,628	—	US$	7,025	US$	7,007	US$	18	—	US$	12,740
	United States Treas Nts	„	—	—	—		—	—	US$	26,131	—	US$	26,501	US$	26,131	US$	370	—		—
	United States Treas Nts	„	—	—	—		—	—	US$	109,310	—	US$	8,496	US$	8,494	US$	2	—	US$	100,944
	United States Treas Nts	„	—	—	—		—	—	US$	6,957	—		—		—		—	—	US$	6,969
	United States Treas Nts	„	—	—	—		—	—	US$	14,102	—	US$	4,392	US$	4,400	US$	(8)	—	US$	9,810

Note 1: The shares/units and amount of marketable securities acquired do not include stock dividends from investees.
Note 2: The data for marketable securities disposed, exclude bonds maturities.
Note 3: The ending balance includes the amortization of premium/discount on bonds investments, unrealized valuation gains/losses on financial assets or equity of earnings of equity method investees. (Concluded)

TABLE 3
Taiwan Semiconductor Manufacturing Company Limited
ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company	Types of		Transaction			Nature of	Prior Transaction of Related Counter-party				Price	Purpose of	Other
Name	Property	Transaction Date	Amount	Payment Term	Counter-party	Relationships	Owner	Relationships	Transfer Date	Amount	Reference	Acquisition	Terms
The Company	Fab	January 4, 2007	$198,000	By the construction progress	Lead Fu Industry Corp.	—	N/A	N/A	N/A	N/A	Public bidding purpose	Manufacturing	None

TABLE 4
Taiwan Semiconductor Manufacturing Company Limited and Investees
TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007
(Amounts in Thousands of New Taiwan Dollars)

									Notes/Accounts Payable or
			Transaction Details				Abnormal Transaction		Receivable
			Purchases/		% to		Unit Price	Payment Terms		% to
Company Name	Related Party	Nature of Relationships	Sales	Amount	Total	Payment Terms	(Note)	(Note)	Ending Balance	Total	Note
The Company	TSMC-North America	Subsidiary	Sales	$134,957,821	60	Net 30 days after invoice date	—	—	$23,713,567	53
	GUC	Investee with a controlling financial interest	Sales	631,008	—	Net 30 days after monthly closing	—	—	119,455	—
	WaferTech	Indirect subsidiary	Purchases	7,419,547	21	Net 30 days after monthly closing	—	—	(779,480)	6
	SSMC	Investee accounted for using equity method	Purchases	3,971,517	11	Net 30 days after monthly closing	—	—	(639,524)	5
	TSMC-Shanghai	Subsidiary	Purchases	3,947,089	11	Net 30 days after monthly closing	—	—	(733,801)	6
	VIS	Investee accounted for using equity method	Purchases	2,956,489	8	Net 30 days after monthly closing	—	—	(904,635)	8
GUC	TSMC-North America	Same parent company	Purchases	1,277,963	73	Net 30 days after invoice date/Net 45 days after monthly closing	—	—	(184,387)	19
Xintec	VisEra	Same president	Sales	1,040,411	43	Net 45 days after shipping	—	—	3,785	1
	OmniVision	Parent company of director (represented for Xintec)	Sales	943,594	39	Net 45 days after shipping	—	—	406,555	73

Note:	The terms of sales to related parties are not significantly different from those to third parties. For purchase transactions, prices are determined in accordance with the related contractual agreements and no other similar transaction could be compared with.

TABLE 5
Taiwan Semiconductor Manufacturing Company Limited and Investees
RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL SEPTEMBER 30, 2007
(Amounts in Thousands of New Taiwan Dollars)

							Amounts Received
				Turnover Days	Overdue		in Subsequent	Allowance for Bad
Company Name	Related Party	Nature of Relationships	Ending Balance	(Note)	Amounts	Action Taken	Period	Debts
The Company	TSMC-North America	Subsidiary	$23,804,596	41	$ 5,839,079	—	$9,238,950	$—
	VIS	Investee accounted for using equity method	126,319	—	10,332	Accelerate demand on account receivable	—	—

	GUC	Investee with a controlling financial interest	119,455	60	341	—	26,883	—
Xintec	VisEra	Same president	3,785	52	865	Accelerate demand on account receivable	—	—
	OmniVision	Parent company of director (represented for Xintec)	406,555	59	114,803	—	156,286	—

Note:	The calculation of turnover days excludes other receivables from related parties.

TABLE 6
Taiwan Semiconductor Manufacturing Company Limited
NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE
SEPTEMBER 30, 2007
(Amounts in Thousands of New Taiwan Dollars)

										Equity in the
									Net Income	Earnings
									(Losses) of the	(Losses)
Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of September 30, 2007			Investee	(Note 2)	Note
				September 30,	December 31,	Shares (in	Percentage of	Carrying
				2007	2006	Thousands)	Ownership	Value (Note 1)
The Company	TSMC Global	Tortola, British Virgin Islands	Investment activities	$42,327,245	$42,327,245	1	100	$44,234,333	$1,612,188	$1,612,188	Subsidiary
	TSMC International	Tortola, British Virgin Islands	Providing investment in companies involved in the design, manufacture, and other related business in the semiconductor industry	31,445,780	31,445,780	987,968	100	27,553,919	867,644	867,644	Subsidiary
	TSMC-Shanghai	Shanghai, China	Manufacturing and sales of integrated circuits at the order of and pursuant to product design specifications provided by customers	12,180,367	12,180,367	—	100	8,567,668	(833,730)	(831,295)	Subsidiary
	SSMC	Singapore	Fabrication and supply of integrated circuits	8,840,895	8,840,895	463	39	8,674,862	2,205,314	707,645	Investee accounted for using equity method
	VIS	Hsin-Chu, Taiwan	Research, design, development, manufacture, packaging, testing and sale of memory Integrated circuits, LSI, VLSI and related parts	13,047,681	8,119,816	616,240	36	10,760,885	3,137,149	752,321	Investee accounted for using equity
	TSMC Partners	Tortola, British Virgin Islands	Investment activities	10,350	10,350	300	100	4,667,437	216,716	216,716	Subsidiary
	TSMC-North America	San Jose, California, U.S.A.	Sales and marketing of integrated circuits and semiconductor devices	333,718	333,718	11,000	100	2,227,896	210,599	210,599	Subsidiary
	Xintec	Taoyuan, Taiwan	Wafer level chip size packaging service	1,357,890	—	91,703	43	1,429,804	312,653	110,548	Investee with a controlling financial interest
	VTAF II	Cayman Islands	Investing in new start-up technology companies	1,095,622	785,465	—	98	1,026,700	(15,755)	(15,440)	Subsidiary
	VTAF III	Cayman Islands	Investing in new start-up technology companies	835,453	243,545	—	98	786,064	(28,711)	(28,136)	Subsidiary
	Emerging Alliance	Cayman Islands	Investing in new start-up technology companies	1,245,420	1,418,717	—	99	683,002	116,761	116,178	Subsidiary
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits	386,568	386,568	42,572	37	750,200	516,187	177,680	Investee with a controlling financial interest
	Chi Cherng	Taipei, Taiwan	Investment activities	300,000	300,000	—	36	170,542	56,068	5,235	Subsidiary
	Hsin Ruey	Taipei, Taiwan	Investment activities	300,000	300,000	—	36	168,918	55,588	4,659	Subsidiary
	TSMC-Japan	Yokohama, Japan	Marketing activities	83,760	83,760	6	100	102,257	3,003	3,003	Subsidiary
	TSMC-Europe	Amsterdam, the Netherlands	Marketing activities	15,749	15,749	—	100	74,994	20,445	20,445	Subsidiary
	TSMC-Korea	Seoul, Korea	Marketing activities	13,656	13,656	80	100	16,014	1,137	1,137	Subsidiary

Note 1: The treasury stock is deducted from the carrying value.

Note 2: Equity in earnings/losses of investees include the effect of unrealized gross profit from affiliates.

TABLE 7
Taiwan Semiconductor Manufacturing Company Limited
INFORMATION OF INVESTMENT IN MAINLAND CHINA
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

				Accumulated			Accumulated
				Outflow of			Outflow of
				Investment			Investment
				from Taiwan as			from Taiwan as				Accumulated
		Total Amount of		of	Investment Flows		of		Equity in the	Carrying Value	Inward
		Paid-in Capital		January 1, 2007	Outflow		September 30,		Earnings	as of	Remittance of
	Main Businesses and	(RMB in	Method of	(US$ in	(US$ in		2007 (US$ in	Percentage of	(Losses)	September 30,	Earnings as of
Investee Company	Products	Thousand)	Investment	Thousand)	Thousand)	Inflow	Thousand)	Ownership	(Note 2)	2007	September 30, 2007
TSMC (Shanghai) Company Limited	Manufacturing and sales of integrated circuits at the order of and pursuant to product design specifications provided by customers	$12,180,367 (RMB3,070,623)	(Note 1)	$12,180,367 (US$371,000)	$ —	$ —	$12,180,367 (US$371,000)	100%	$(831,295)	$8,567,668	$ —

Accumulated Investment in Mainland	Investment Amounts Authorized by
China as of September 30, 2007	Investment Commission, MOEA	Upper Limit on Investment
(US$ in Thousand)	(US$ in Thousand)	(US$ in Thousand)
$12,180,367	$12,180,367	$12,180,367
(US$371,000)	(US$371,000)	(US$371,000)

Note 1: Direct investments US$371,000 thousand in TSMC-Shanghai.

Note 2: Amount was recognized based on the reviewed financial statements.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: October 29, 2007	By	/s/ Lora Ho

Lora Ho
Vice President & Chief Financial Officer